SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2008
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
Indicate by check mark whether the registrants file or will file annual reports under cover
Form 20-F or Form 40-F.
Form 20-F  ☐                    Form 40-F ☑
     Indicate by check mark whether the registrants by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______
     The interim financial statements, Management’s Discussion and Analysis, and updated earnings coverage calculations included in this Report furnished on Form 6-K shall be incorporated by reference into, or as an exhibit to, as applicable, each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited), Form S-8 No. 333-13962 (Canadian Pacific Railway Limited), and Form F-9 No. 333-142347 (Canadian Pacific Railway Company).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED CANADIAN PACIFIC RAILWAY COMPANY (Registrants)

Date: October 28, 2008		Signed: Karen L. Fleming
	By:	Name: Karen L. Fleming
Title: Corporate Secretary

Canadian Pacific
Management’s Discussion and Analysis
Third Quarter Report 2008

Release: Immediate, October 28, 2008
CANADIAN PACIFIC ANNOUNCES THIRD-QUARTER RESULTS
CALGARY — Canadian Pacific Railway Limited (TSX/NYSE: CP) announced its third-quarter results today. Net income was $173 million down from $219 million in third-quarter 2007 and diluted earnings per share was $1.11 down from $1.41 in third-quarter 2007. This decrease is primarily due to foreign exchange impacts on long-term debt in 2007 and charges associated with the revaluation of an investment in asset backed commercial paper (ABCP). Excluding these two items, diluted earnings per share was down two per cent.
SUMMARY OF THIRD-QUARTER 2008 COMPARED WITH THIRD-QUARTER 2007 EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Diluted earnings per share decreased to $1.20 from $1.23.

•	Income was $186 million down from $190 million.

•	Total revenues rose seven per cent to $1.26 billion from $1.19 billion.

•	Operating expenses were $962 million an increase from $866 million with the price of fuel the single largest driver contributing to the increase in expenses.
“Our pricing gains and focused cost containment helped offset declines in bulk volumes,” said Fred Green, President and CEO. “Fuel expenses were a serious headwind, but we saw strong recovery in our operations with progressive improvement as we moved through the quarter. In a declining market, our operating ratio for the third quarter improved 340 basis points to 76.0 per cent from second quarter 2008 of 79.4 per cent.”
Freight revenues rose eight per cent in the third quarter on continued pricing strength, inclusive of fuel recoveries. Industrial and consumer products revenues were up 24 per cent, with automotive and intermodal revenues increasing 16 and 11 per cent respectively. Sulphur and fertilizer revenue improved eight per cent with coal improving five per cent over 2007. These gains were offset by a decrease in grain revenue of four percent due mainly to a late harvest.
Operating expenses increased 11 per cent in the third quarter driven mainly by a 49 per cent ($90 million) increase in fuel expense over the same quarter in 2007.
SUMMARY OF FIRST NINE-MONTHS 2008 COMPARED WITH FIRST NINE-MONTHS 2007
Net income for the first nine months of 2008 was $418 million compared with $604 million in 2007. Diluted earnings per share was $2.70 down from $3.87. This decrease was mostly the result of a large foreign exchange gain on long-term debt in the first nine months of 2007 and lower operating income in 2008.
EXCLUDING FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS:
•	Diluted earnings per share was $2.92 down seven per cent from $3.13.

•	Income decreased seven per cent to $453 million from $488 million.

•	Total revenues increased three per cent to $3.6 billion.

•	Operating expenses were up eight per cent to $2.9 billion.

2008 OUTLOOK
“The uncertainty associated with the global economy offsets the positive impact on our financial results of the decrease in the price of crude oil and the weakening of the Canadian dollar against the US dollar,” said Kathryn McQuade, Chief Financial Officer. “We are confirming our outlook for adjusted diluted earnings per share in the range of $4.00 — $4.20.”
This outlook assumes an average currency exchange rate of $1.04 per U.S. dollar (US$0.96) for the full year, a change from the previous assumption of the Canadian dollar at par with the U.S. dollar. Crude oil prices (WTI) are estimated to average US $105 per barrel for the year (versus the previous assumption of US $121 per barrel). Crack spreads are estimated to average US $20 per barrel for the year (versus the previous assumption of US $23 per barrel). The estimated average all-in fuel price is expected to be between US $3.35 and $3.45 per U.S. gallon for the year. The full year averages reflect assumptions for the fourth-quarter of an exchange rate of $1.14 per U.S. dollar (US$0.88) and a crude oil price of $85 per barrel.
The decrease in the price of fuel had an impact on the outlook for both revenue and expenses. CP expects to grow total revenue by four to six per cent in 2008, compared with the previous outlook of six to eight per cent. Total operating expenses are expected to increase by eight to 10 per cent, down from the previous outlook of 11 to 13 per cent. CP expects its normalized tax rate to be between 26 per cent and 27 per cent, excluding the impact of the Dakota Minnesota & Eastern Railroad (DM&E) equity pick-up. Free cash is expected to be approximately $150 million.
The 2008 outlook excludes the projected revenues and expenses of the Dakota Minnesota & Eastern Railroad (DM&E) which will be fully consolidated with CP for November and December 2008.
FOREIGN EXCHANGE GAINS AND LOSSES ON LONG-TERM DEBT AND OTHER SPECIFIED ITEMS
CP had a foreign exchange loss on long-term debt of $3 million (a gain of $6 million after tax) in the third quarter of 2008, compared with a foreign exchange gain on long-term debt of $64 million ($43 million after tax) in the third quarter of 2007.
For the first nine months of 2008, CP had a foreign exchange loss on long-term debt of $12 million (no gain or loss after tax) compared with a foreign exchange gain of $162 million ($114 million after tax) in the first nine months of 2007.
At September 30, 2008 CP held investments in Canadian Non-Bank Asset Backed Commercial Paper (ABCP) with an original cost of approximately $144 million. In the third-quarter of 2007, CP adjusted the estimated fair value of the investment and took a charge of $22 million ($15 million after tax) and classified the investments as long-term investments. In the first quarter 2008 in recognition of changing market conditions impacting these investments, CP further adjusted the estimated fair value of the investments and took an additional charge of $21 million ($15 million after tax). In the third-quarter, again, in response to changes in market conditions, CP adjusted the estimated fair value of the investments and took a charge of $28 million ($20 million after tax), respectively.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a material change in the value of the Company’s investments in ABCP which would impact the Company’s near-term earnings.

In the second quarter of 2007 the Company recorded a future income tax benefit of $17 million as an other specified item.
Presentation of non-GAAP earnings
CP presents non-GAAP earnings in this news release to provide a basis for evaluating underlying earnings and liquidity trends in its business that can be compared with prior periods’ results of operations. These non-GAAP earnings exclude foreign currency translation effects on long-term debt, which can be volatile and short term. In addition these non-GAAP measures exclude other specified items that are not among CP’s normal ongoing revenues and operating expenses. The impact of volatile short-term rate fluctuations on foreign-denominated debt is only realized when long-term debt matures or is settled. A reconciliation of income, excluding foreign exchange gains and losses on long-term debt and other specified items, to net income as presented in the financial statements is detailed in the attached Summary of Rail Data. Diluted EPS, excluding foreign exchange gains and losses on long-term debt and other specified items, is also referred to in this news release as “adjusted diluted EPS”.
Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, adjusted for the acquisition of the DM&E, and now excluding changes in the accounts receivable securitization program, which was terminated in the second quarter of 2008. Free cash is adjusted for the DM&E acquisition, as it is not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
Earnings that exclude the foreign exchange currency translation impact on long-term debt and other specified items, and free cash after dividends, as described in this news release, have no standardized meanings and are not defined by Canadian generally accepted accounting principles and, therefore, are unlikely to be comparable to similar measures presented by other companies.
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
Note on forward-looking information
This news release contains certain forward-looking statements relating but not limited to our operations, anticipated financial performance and business prospects. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; risks in agricultural production such as weather conditions and insect populations; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and investments; and various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.

There are factors that could cause actual results to differ from those described in the forward-looking statements contained in this news release. These more specific factors are identified and discussed in the Outlook section and elsewhere in this news release with the particular forward-looking statement in question.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
Canadian Pacific, through the ingenuity of its employees located across Canada and in the United States, remains committed to being the safest, most fluid railway in North America. Our people are the key to delivering innovative transportation solutions to our customers and to ensuring the safe operation of our trains through the more than 900 communities where we operate. Our combined ingenuity makes CP a better place to work, rail a better way to ship, and North America a better place to live. Come and visit us at www.cpr.ca to see how we can put our ingenuity to work for you. Canadian Pacific is proud to be the official rail freight services provider for the Vancouver 2010 Olympic and Paralympic Winter Games.

Contacts: Media Leslie Pidcock Tel.: (403) 319-6878 email: leslie_pidcock@cpr.ca	Investment Community Janet Weiss, Assistant Vice-President Investor Relations Tel.: (403) 319-3591 email: investor@cpr.ca

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Revenues

Freight	$1,239.5	$1,147.6
Other	25.2	40.3

	1,264.7	1,187.9

Operating expenses

Compensation and benefits	312.3	313.5
Fuel	275.8	185.6
Materials	49.3	49.6
Equipment rents	44.4	49.6
Depreciation and amortization	120.8	118.0
Purchased services and other	158.9	149.9

	961.5	866.2

Revenues less operating expenses	303.2	321.7

Other charges (Note 4)	2.8	8.1
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(16.5)	—
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	28.1	21.5
Foreign exchange losses (gains) on long-term debt	2.9	(64.3)
Interest expense (Note 5)	64.5	44.9
Income tax expense (Note 6)	48.7	92.9

Net income	$172.7	$218.6

Basic earnings per share (Note 7)	$1.12	$1.43

Diluted earnings per share (Note 7)	$1.11	$1.41

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED INCOME
(in millions of Canadian dollars, except per share data)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Revenues

Freight	$3,557.0	$3,412.6
Other	74.9	106.7

	3,631.9	3,519.3

Operating expenses

Compensation and benefits	956.1	975.8
Fuel	766.3	550.5
Materials	171.3	167.6
Equipment rents	136.4	162.4
Depreciation and amortization	365.4	355.7
Purchased services and other	483.9	448.6

	2,879.4	2,660.6

Revenues less operating expenses	752.5	858.7

Other charges (Note 4)	14.4	21.1
Equity income in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(40.9)	—
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	49.4	21.5
Foreign exchange losses (gains) on long-term debt	12.4	(161.5)
Interest expense (Note 5)	187.3	140.9
Income tax expense (Note 6)	111.5	232.8

Net income	$418.4	$603.9

Basic earnings per share (Note 7)	$2.72	$3.91

Diluted earnings per share (Note 7)	$2.70	$3.87

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Comprehensive income

Net income	$172.7	$218.6

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	2.2	(0.7)

Net change in losses on derivatives designated as cash flow hedges	(11.3)	(5.9)

Other comprehensive loss before income taxes	(9.1)	(6.6)

Income tax recovery (expense)	10.2	(2.5)

Other comprehensive income (loss) (Note 13)	1.1	(9.1)

Comprehensive income	$173.8	$209.5

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Comprehensive income

Net income	$418.4	$603.9

Other comprehensive income

Net change in foreign currency translation adjustments, net of hedging activities	4.4	(3.9)

Net change in losses on derivatives designated as cash flow hedges	(3.4)	(18.9)

Other comprehensive income (loss) before income taxes	1.0	(22.8)

Income tax recovery (expense)	12.9	(3.8)

Other comprehensive income (loss) (Note 13)	13.9	(26.6)

Comprehensive income	$432.3	$577.3

See notes to interim consolidated financial statements.

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	September 30	December 31
	2008	2007
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$97.9	$378.1
Accounts receivable and other current assets (Note 9)	747.0	542.8
Materials and supplies	231.8	179.5
Future income taxes	59.1	67.3

	1,135.8	1,167.7

Investments (Note 10)	1,774.5	1,668.6
Net properties	9,628.9	9,293.1
Other assets and deferred charges (Note 15)	1,510.5	1,235.6

Total assets	$14,049.7	$13,365.0

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowing	$280.0	$229.7
Accounts payable and accrued liabilities	1,005.9	980.8
Income and other taxes payable	65.2	68.8
Dividends payable	38.1	34.5
Long-term debt maturing within one year	248.4	31.0

	1,637.6	1,344.8

Deferred liabilities	696.1	714.6
Long-term debt (Note 11)	4,140.4	4,146.2
Future income taxes	1,770.3	1,701.5

Shareholders’ equity
Share capital (Note 12)	1,218.9	1,188.6
Contributed surplus	41.3	42.4
Accumulated other comprehensive income (Note 13)	53.5	39.6
Retained income	4,491.6	4,187.3

	5,805.3	5,457.9

Total liabilities and shareholders’ equity	$14,049.7	$13,365.0

Commitments and contingencies (Note 19).
See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Operating activities
Net income	$172.7	$218.6
Add (deduct) items not affecting cash:
Depreciation and amortization	120.8	118.0
Future income taxes	29.9	72.1
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	28.1	21.5
Foreign exchange losses (gains) on long-term debt	2.9	(64.3)
Amortization of deferred charges	2.3	3.0
Equity income, net of cash received	(14.2)	—
Restructuring and environmental remediation payments (Note 8)	(11.9)	(13.8)
Other operating activities, net	(47.6)	(14.2)
Change in non-cash working capital balances related to operations	(0.2)	0.5

Cash provided by operating activities	282.8	341.4

Investing activities
Additions to properties	(242.1)	(206.0)
Additions to investments and other assets (Note 15)	(20.5)	(4.9)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(0.8)	—
Net proceeds from disposal of transportation properties	17.0	0.8
Investment in Canadian third party asset-backed commercial paper (Note 10)	—	(143.6)

Cash used in investing activities	(246.4)	(353.7)

Financing activities
Dividends paid	(38.1)	(34.8)
Issuance of CP Common Shares	1.3	4.1
Purchase of CP Common Shares	—	(3.0)
Net increase in short-term borrowing	25.0	—
Repayment of long-term debt	(7.6)	(6.9)

Cash used in financing activities	(19.4)	(40.6)

Cash position
Increase (decrease) in cash and cash equivalents	17.0	(52.9)
Cash and cash equivalents at beginning of period	80.9	392.1

Cash and cash equivalents at end of period	$97.9	$339.2

See notes to interim consolidated financial statements.

STATEMENT OF CONSOLIDATED CASH FLOWS
(in millions of Canadian dollars)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Operating activities
Net income	$418.4	$603.9
Add (deduct) items not affecting cash:
Depreciation and amortization	365.4	355.7
Future income taxes	57.8	168.3
Change in estimated fair value of Canadian third party asset-backed commercial paper (Note 10)	49.4	21.5
Foreign exchange losses (gains) on long-term debt	12.4	(161.5)
Amortization of deferred charges	7.4	9.2
Equity income, net of cash received	(35.0)	—
Restructuring and environmental remediation payments (Note 8)	(36.4)	(39.0)
Other operating activities, net	(43.2)	(16.0)
Change in non-cash working capital balances related to operations (Note 9)	(170.4)	(8.5)

Cash provided by operating activities	625.8	933.6

Investing activities
Additions to properties	(606.8)	(568.6)
Additions to investments and other assets (Note 15)	(213.0)	(16.6)
Additions to investment in Dakota, Minnesota & Eastern Railroad Corporation (Note 10)	(8.3)	—
Net proceeds from disposal of transportation properties	14.4	9.3
Investment in Canadian third party asset-backed commercial paper (Note 10)	—	(143.6)

Cash used in investing activities	(813.7)	(719.5)

Financing activities
Dividends paid	(110.6)	(98.6)
Issuance of CP Common Shares	18.3	29.2
Purchase of CP Common Shares	—	(231.1)
Net increase in short-term borrowing	50.3	—
Issuance of long-term debt (Note 11)	1,068.7	485.1
Repayment of long-term debt	(1,088.1)	(183.8)
Settlement of treasury rate lock (Note 14)	(30.9)	—

Cash (used in) provided by financing activities	(92.3)	0.8

Cash position
(Decrease) increase in cash and cash equivalents	(280.2)	214.9
Cash and cash equivalents at beginning of period	378.1	124.3

Cash and cash equivalents at end of period	$97.9	$339.2

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the three months
	ended September 30
	2008	2007
	(unaudited)
Share capital
Balance, beginning of period	$1,216.9	$1,182.0

Shares issued under stock option plans	2.0	5.2

Balance, end of period	1,218.9	1,187.2

Contributed surplus
Balance, beginning of period	39.8	38.7

Stock compensation expense	1.5	1.9

Balance, end of period	41.3	40.6

Accumulated other comprehensive income
Balance, beginning of period	52.4	62.9

Other comprehensive income (loss) (Note 13)	1.1	(9.1)

Balance, end of period	53.5	53.8

Retained income
Balance, beginning of period	4,356.9	3,694.9

Net income for the period	172.7	218.6

Dividends	(38.0)	(34.0)

Balance, end of period	4,491.6	3,879.5

Total accumulated other comprehensive income and retained income	4,545.1	3,933.3

Shareholders’ equity, end of period	$5,805.3	$5,161.1

See notes to interim consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
(in millions of Canadian dollars)

	For the nine months
	ended September 30
	2008	2007
	(unaudited)
Share capital
Balance, beginning of period	$1,188.6	$1,175.7

Shares issued under stock option plans	30.3	36.0

Shares purchased	—	(24.5)

Balance, end of period	1,218.9	1,187.2

Contributed surplus
Balance, beginning of period	42.4	32.3

Stock compensation expense	8.3	9.0

Stock compensation related to shares issued under stock option plans	(9.4)	(0.7)

Balance, end of period	41.3	40.6

Accumulated other comprehensive income
Balance, beginning of period	39.6	66.4

Adjustment for change in accounting policy	—	14.0

Adjusted balance, beginning of period	39.6	80.4

Other comprehensive income (loss) (Note 13)	13.9	(26.6)

Balance, end of period	53.5	53.8

Retained income
Balance, beginning of period	4,187.3	3,582.1

Adjustment for change in accounting policy	—	4.0

Adjusted balance, beginning of period	4,187.3	3,586.1

Net income for the period	418.4	603.9

Shares purchased	—	(206.6)

Dividends	(114.1)	(103.9)

Balance, end of period	4,491.6	3,879.5

Total accumulated other comprehensive income and retained income	4,545.1	3,933.3

Shareholders’ equity, end of period	$5,805.3	$5,161.1

See notes to interim consolidated financial statements.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
1	Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Limited’s (“CP”, “the Company” or “Canadian Pacific Railway”) 2007 annual consolidated financial statements, except as discussed below and in Note 2 for the adoption of new accounting standards. They do not include all disclosures required under Generally Accepted Accounting Principles (“GAAP”) for annual financial statements and should be read in conjunction with the annual consolidated financial statements.

CP’s operations can be affected by seasonal fluctuations such as changes in customer demand and weather-related issues. This seasonality could impact quarter-over-quarter comparisons.

2	New accounting changes

Financial Instrument and Capital Disclosures

The CICA has issued the following accounting standards effective for fiscal periods beginning in 2008: Section 3862 “Financial Instruments — Disclosures”, Section 3863 “Financial Instruments — Presentation”, and Section 1535 “Capital Disclosures”.

Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” revise disclosure requirements related to financial instruments, including hedging instruments.

Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.

These new accounting standards have not impacted the amounts reported in the Company’s financial statements; however, they have resulted in expanded note disclosure (see Note 14 and Note 20).

Inventories

The CICA has issued accounting standard Section 3031 “Inventories” which became effective January 1, 2008. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The standard requires the reversal of previously recorded write downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not impact the Company’s financial statements.

3	Future accounting changes

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064 “Goodwill and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. The new Section will be applicable on a retrospective basis with restatement to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.

International Financial Reporting Standards (“IFRS”)

On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. At this time the impact on the Company’s future financial position and results of operations is not reasonably determinable or estimable. CP is currently developing appropriate accounting policies under IFRS and assessing the impact that these policy changes will have.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
4	Other charges

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Amortization of discount on accruals recorded at present value	$1.5	$2.0	$4.6	$6.2
Other exchange (gains) losses	(0.7)	2.3	1.2	4.3
Loss on sale of accounts receivable	—	1.5	2.7	4.2
Losses (gains) on non-hedging derivative instruments	0.3	0.5	(0.6)	0.1
Other	1.7	1.8	6.5	6.3

Total other charges	$2.8	$8.1	$14.4	$21.1

5	Interest expense

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Interest expense	$66.2	$51.5	$195.7	$152.6
Interest income	(1.7)	(6.6)	(8.4)	(11.7)

Total interest expense	$64.5	$44.9	$187.3	$140.9

6	Income taxes

During the nine months ended September 30, 2008, legislation was substantively enacted to reduce provincial income tax rates. As a result of these changes, the Company recorded a $15.7 million benefit in future tax liability and income tax expense for the nine months ended September 30, 2008, related to the revaluation of its future income tax balances as at December 31, 2007. For the three months ended September 30, 2008, no benefits were recorded.

Cash taxes paid for the quarter ended September 30, 2008, were $4.9 million (three months ended September 30, 2007 — cash taxes refunded were $0.9 million). Cash taxes paid in the nine months ended September 30, 2008 were $62.8 million (nine months ended September 30, 2007 — $8.9 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
7	Earnings per share

At September 30, 2008, the number of shares outstanding was 153.8 million (September 30, 2007 — 153.2 million).

Basic earnings per share have been calculated using net income for the period divided by the weighted average number of CP shares outstanding during the period.

Diluted earnings per share have been calculated using the treasury stock method, which gives effect to the dilutive value of outstanding options.

The number of shares used in earnings per share calculations is reconciled as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Weighted average shares outstanding	153.8	153.2	153.6	154.3
Dilutive effect of stock options	1.3	1.8	1.6	1.6

Weighted average diluted shares outstanding	155.1	155.0	155.2	155.9

(in dollars)
Basic earnings per share	$1.12	$1.43	$2.72	$3.91
Diluted earnings per share	$1.11	$1.41	$2.70	$3.87

For the three and nine months ended September 30, 2008, 1,227,750 and 821,133 options were excluded from the computation of diluted earnings per share because their effects were not dilutive (three and nine months ended September 30, 2007 — 733 and 1,861 options).

8	Restructuring and environmental remediation

At September 30, 2008, the provision for restructuring and environmental remediation was $210.7 million (December 31, 2007 — $234.0 million). This provision primarily includes labour liabilities for restructuring plans. Payments are expected to continue in diminishing amounts until 2025. The environmental remediation liability includes the cost of a multi-year soil remediation program.

Set out below is a reconciliation of CP’s liabilities associated with restructuring and environmental remediation programs:

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
8	Restructuring and environmental remediation (continued)

Three months ended September 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	July 1			Amortization	Exchange	September 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$112.9	—	(8.8)	0.9	1.2	$106.2

Other non-labour liabilities for exit plans	0.6	—	(0.1)	—	—	0.5

Total restructuring liability	113.5	—	(8.9)	0.9	1.2	106.7

Environmental remediation program	103.7	1.0	(3.0)	—	2.3	104.0

Total restructuring and environmental remediation liability	$217.2	1.0	(11.9)	0.9	3.5	$210.7

Three months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	July 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$163.6	0.5	(10.7)	1.5	(2.1)	$152.8

Other non-labour liabilities for exit plans	1.1	(0.2)	(0.1)	—	—	0.8

Total restructuring liability	164.7	0.3	(10.8)	1.5	(2.1)	153.6

Environmental remediation program	112.7	0.9	(3.0)	—	(3.9)	106.7

Total restructuring and environmental remediation liability	$277.4	1.2	(13.8)	1.5	(6.0)	$260.3

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
8	Restructuring and environmental remediation (continued)

Nine months ended September 30, 2008

	Opening					Closing
	Balance				Foreign	Balance
	January 1			Amortization	Exchange	September 30
(in millions)	2008	Accrued	Payments	of Discount	Impact	2008

Labour liability for terminations and severances	$129.2	1.5	(29.4)	3.1	1.8	$106.2

Other non-labour liabilities for exit plans	0.8	—	(0.3)	—	—	0.5

Total restructuring liability	130.0	1.5	(29.7)	3.1	1.8	106.7

Environmental remediation program	104.0	2.9	(6.7)	—	3.8	104.0

Total restructuring and environmental remediation liability	$234.0	4.4	(36.4)	3.1	5.6	$210.7

Nine months ended September 30, 2007

	Opening					Closing
	Balance				Foreign	Balance
	January 1	Accrued		Amortization	Exchange	September 30
(in millions)	2007	(reduced)	Payments	of Discount	Impact	2007

Labour liability for terminations and severances	$187.4	(1.6)	(32.8)	4.7	(4.9)	$152.8

Other non-labour liabilities for exit plans	1.4	(0.2)	(0.2)	—	(0.2)	0.8

Total restructuring liability	188.8	(1.8)	(33.0)	4.7	(5.1)	153.6

Environmental remediation program	120.2	2.2	(6.0)	—	(9.7)	106.7

Total restructuring and environmental remediation liability	$309.0	0.4	(39.0)	4.7	(14.8)	$260.3

Amortization of Discount is charged to income as “Other Charges”, “Compensation and Benefits” and “Purchased Services and Other” as applicable. New accruals and adjustments to previous accruals are reflected in “Compensation and Benefits” and “Purchased Services and Other” as applicable.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
9	Accounts Receivable

As at March 31, 2008, the Company had an accounts receivable securitization program. Under the terms of the program, the Company sold an undivided co-ownership interest in $120.0 million of eligible freight receivables to an unrelated trust. In the second quarter of 2008, the Company’s accounts receivable securitization program was terminated and settled. As a result, the Company’s Consolidated balance sheet, Accounts receivable and other current assets increased by $120.0 million and in the Statement of consolidated cash flows the Change in non-cash working capital balances related to operations reflected an outflow of $120.0 million. As well, the related servicing asset and liability which had previously been recognized are no longer required to be maintained and were settled as part of the termination.

10	Investments

Dakota, Minnesota & Eastern Railroad Corporation (“DM&E”)

On October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E. The Company is currently accounting for the purchase by the equity method until the effective date of the approval of the acquisition by the United States Surface Transportation Board ( “STB”). On September 30, 2008, the Company received regulatory approval for the acquisition from the STB effective October 30, 2008. The Company will consolidate its investment in DM&E subsequent to the effective date.

The purchase price was a $1.496 billion cash payment, including a $6 million post closing adjustment in the first quarter of 2008, and transaction costs of $16 million incurred to September 30, 2008. Future contingent payments of up to approximately US$1.05 billion plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon achievement of certain milestones.

The equity income from the Company’s investment in DM&E, which is recorded net of tax, was $16.5 million during the three months ended September 30, 2008 and $40.9 million during the nine months ended September 30, 2008. The difference between cost and the net book value of DM&E at the date of acquisition was US$976.4 million. For the three months ended September 30, 2008 the equity income from the Company’s investment in DM&E was reduced by $3.7 million to recognize additional depreciation expense based on the assigned cost using fair values at the date of acquisition and $0.5 million to recognize amortization of the fair value of intangible assets acquired. For the nine months ended September 30, 2008, the additional depreciation expense was $10.4 million and the amortization of intangible assets was $1.4 million.

The following table reflects the revised purchase price allocation, based on the fair value of DM&E’s assets and liabilities acquired at acquisition, which are subject to final valuations in the fourth quarter of 2008. The impact of these valuations is not expected to have a material effect on the results of operations.

(in millions)	October 4, 2007

Current assets	$93
Railroad properties	1,943
Intangible assets	50
Goodwill	156
Other assets	2

Total assets acquired	2,244

Current liabilities	104
Future income taxes	576
Debt and other liabilities	68

Total liabilities assumed	748

Investment in net assets of DM&E	$1,496

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

Canadian Third Party Asset-backed Commercial Paper (“ABCP”)

At September 30, 2008, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.

On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.

The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.

On March 17, 2008, a court order was obtained which commenced the process of restructuring the ABCP under the protection of the Companies’ Creditors Arrangement Act (“CCAA”). A vote of the holders of the ABCP approving the restructuring occurred on April 25, 2008, and on June 25, 2008 a court order sanctioning the restructuring of the ABCP was made pursuant to the CCAA. All appeals of the sanction order have been dismissed or denied and it is now final.

On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (TA) Tracking long-term floating rate notes with a maturity of approximately eight and one-half years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

•	$117.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $59.7 million

•	Class A-2: $46.5 million

•	Class B: $8.0 million

•	Class C: $3.5 million
The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and

•	$13.4 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages and assets that are held in a satellite trust that will be terminated when the restructuring is effective. On restructuring, the Company is likely to receive Ineligible Asset (IA) Tracking long-term floating rate notes with maturities of approximately between five years and three months and eight years and seven months. In addition, the Company will receive other tracking notes of approximately $1.2 million which are expected to be paid down when the restructuring is effective with recoveries of 5.9% of principal. Certain of these notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive. DBRS has indicated that certain IA tracking notes may be unrated.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

The valuation technique used by the Company to estimate the fair value of its investment in ABCP at September 30, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

Probability weighted average interest rate	3.6 per cent
Weighted average discount rate	8.1 per cent
Maturity of long-term floating rate notes	five to nine years, other than certain tracking notes to be paid down on restructuring
Credit losses	rated notes(1): nil to 55 percent
unrated notes(2): 15 to 100 percent

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and other tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.

Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.

Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.

One of the cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. In addition, while the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with a successful approval of the restructuring plan.

In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.

The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at September 30, 2008, excluding $6.1 million of accrued interest, which has been recognized separately in the balance sheet. This represents a reduction in the estimated fair value of $28.1 million from June 30, 2008 as a result of the worsening credit markets and expected termination of certain tracking notes. In addition, it represents a reduction of $49.4 million from the estimated fair value at December 31, 2007. Charges to income of $28.1 million before tax ($19.8 million after tax) and $21.3 million before tax ($15.0 million after tax) were recorded in the third and the first quarters of 2008, respectively. These represent 20 percent and 15 percent of the original value, bringing the total write-down to an aggregate of approximately 49 percent of the original value, or 47 percent of the original value plus accrued interest. In addition, a charge to income of $21.5 million ($15 million after tax), representing approximately 15 percent of the original value, was recorded in the third quarter of 2007.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
10	Investments (continued)

Sensitivity analysis is presented below for key assumptions:

Change in fair value
(in millions)	of ABCP
Probability of successful restructuring
1 percent increase	$0.1
1 percent decrease	$(0.1)

Interest rate
50 basis point increase	$2.5
50 basis point decrease	$(2.5)

Discount rate
50 basis point increase	$(2.2)
50 basis point decrease	$2.3

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.

11	Long-term debt

During the second quarter of 2008, the Company issued US$400 million 5.75% 5-year notes, US$300 million 6.50% 10-year notes and CDN$375 million 6.25% 10-year notes. Net proceeds from these offerings were CDN$1,068.7 million. The notes are unsecured, but carry a negative pledge. The proceeds from these offerings were used to partially repay the bridge financing.

12	Shareholders’ equity

An analysis of Common Share balances is as follows:

	For the three months		For the nine months
	ended September 30		ended September 30
(in millions)	2008	2007	2008	2007

Share capital, beginning of period	153.8	153.1	153.3	155.5

Shares issued under stock option plans	—	0.1	0.5	0.9

Shares purchased	—	—	—	(3.2)

Share capital, end of period	153.8	153.2	153.8	153.2

For the nine months ended September 30, 2008, there were no shares repurchased (for the nine months ended September 30, 2007, 3.2 million shares were purchased at an average price per share of $71.99).

Purchases are made at the market price on the day of purchase, with consideration allocated to share capital up to the average carrying amount of the shares, and any excess allocated to retained earnings. When shares are purchased, it takes three days before the transaction is settled and the shares are cancelled. The cost of shares purchased in a given month and settled in the following month is accrued in the month of purchase.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income

Components of other comprehensive income and the related tax effects are as follows:

	For the three months ended September 30
		2008
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(57.8)	$7.9	$(49.9)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	60.0	—	60.0

Realized gain on cash flow hedges settled in the period	(3.5)	1.0	(2.5)

Increase in unrealized holding losses on cash flow hedges	(7.7)	2.3	(5.4)

Realized gain on cash flow hedges settled in prior periods	(0.1)	(1.0)	(1.1)

Other comprehensive (loss) income	$(9.1)	$10.2	$1.1

	For the three months ended September 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$29.8	$(4.6)	$25.2

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(30.5)	—	(30.5)

Realized gain on cash flow hedges settled in the period	(3.1)	1.1	(2.0)

Decrease in unrealized holding gains on cash flow hedges	(2.7)	1.0	(1.7)

Realized gain on cash flow hedges settled in prior periods	(0.1)	—	(0.1)

Other comprehensive loss	$(6.6)	$(2.5)	$(9.1)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

	For the nine months ended September 30
		2008
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange loss on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$(92.8)	$12.6	$(80.2)

Unrealized foreign exchange gain on translation of the net investment in U.S. subsidiaries	97.2	—	97.2

Realized gain on cash flow hedges settled in the period	(12.4)	3.7	(8.7)

Decrease in unrealized holding losses on cash flow hedges	7.5	(2.9)	4.6

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive income	$1.0	$12.9	$13.9

	For the nine months ended September 30
		2007
		Income tax
	Before tax	(expense)	Net of tax
(in millions)	amount	recovery	amount

Unrealized foreign exchange gain on translation of U.S. dollar-denominated long-term debt designated as a hedge of the net investment in U.S. subsidiaries	$67.5	$(10.4)	$57.1

Unrealized foreign exchange loss on translation of the net investment in U.S. subsidiaries	(71.4)	—	(71.4)

Realized gain on cash flow hedges settled in the period	(11.2)	3.9	(7.3)

Decrease in unrealized holding gains on cash flow hedges	(9.2)	3.2	(6.0)

Realized loss on cash flow hedges settled in prior periods	1.5	(0.5)	1.0

Other comprehensive loss	$(22.8)	$(3.8)	$(26.6)

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

Changes in the balances of each classification within Accumulated other comprehensive income are as follows:

Accumulated other comprehensive income

Three months ended September 30, 2008

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2008	change	2008

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$266.3	$(49.9)	$216.4

Foreign exchange loss on net investment in U.S. subsidiaries	(209.7)	60.0	(149.7)

Unrealized effective losses on cash flow hedges	(2.4)	(7.9)	(10.3)

Deferred loss on settled hedge instruments	(1.8)	(1.1)	(2.9)

Accumulated other comprehensive income	$52.4	$1.1	$53.5

Three months ended September 30, 2007

	Opening		Closing
	Balance,		Balance,
	July 1,	Period	Sept. 30,
(in millions)	2007	change	2007

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$267.2	$25.2	$292.4

Foreign exchange loss on net investment in U.S. subsidiaries	(209.4)	(30.5)	(239.9)

Unrealized effective gains on cash flow hedges	9.3	(3.7)	5.6

Deferred loss on settled hedge instruments	(4.2)	(0.1)	(4.3)

Accumulated other comprehensive income	$62.9	$(9.1)	$53.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

Accumulated other comprehensive income

Nine months ended September 30, 2008

	Opening		Closing
	Balance,		Balance,
	Jan. 1,	Period	Sept. 30,
(in millions)	2008	change	2008
Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$296.6	$(80.2)	$216.4

Foreign exchange loss on net investment in U.S. subsidiaries	(246.9)	97.2	(149.7)

Unrealized effective losses on cash flow hedges	(6.2)	(4.1)	(10.3)

Deferred loss on settled hedge instruments	(3.9)	1.0	(2.9)

Accumulated other comprehensive income	$39.6	$13.9	$53.5

     Nine months ended September 30, 2007

		Adjustment
	Opening	for change	Adjusted		Closing
	Balance,	in	Opening		Balance,
	Jan. 1,	accounting	Balance,	Period	Sept. 30,
(in millions)	2007	policy	Jan. 1, 2007	change	2007

Foreign exchange gain on U.S. dollar debt designated as a hedge of the net investment in U.S. subsidiaries	$234.9	$0.4	$235.3	$57.1	$292.4

Foreign exchange loss on net investment in U.S. subsidiaries	(168.5)	—	(168.5)	(71.4)	(239.9)

Unrealized effective gains of cash flow hedges	—	18.9	18.9	(13.3)	5.6

Deferred loss on settled hedge instruments	—	(5.3)	(5.3)	1.0	(4.3)

Accumulated other comprehensive income	$66.4	$14.0	$80.4	$(26.6)	$53.8

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
13	Other comprehensive income and accumulated other comprehensive income (continued)

During the next twelve months, the Company expects $10.3 million of unrealized holding gains on derivative instruments to be realized and recognized in the Statement of Consolidated Income. Existing derivative instruments designated as cash flow hedges will be fully matured by December 31, 2009.

14	Financial instruments

The fair value of a financial instrument is the amount of consideration that would be agreed upon in an arm’s length transaction between willing parties. The Company uses the following methods and assumptions to estimate fair value of each class of financial instruments for which carrying amounts are included in the Consolidated Balance Sheet as follows:

Loans and receivables Accounts receivable and other current assets — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Long-term receivable balances are carried at amortized cost based on an initial fair value as determined at the time using discounted cash flow analysis and observable market based inputs.

Financial liabilities
Accounts payable and accrued liabilities, short-term borrowings, and deferred liabilities — The carrying amounts approximate fair value because of the short maturity of these instruments.

Long-term debt — The carrying amount of long-term debt is at amortized cost based on an initial fair value as determined at the time using the quoted market prices for the same or similar debt instruments.

Available for sale
Investments — Certain equity investments which are recorded on a cost basis have a carrying value that equals cost as fair value cannot be reliably established as there are no quoted prices in an active market for these investments.

Held for trading
Derivative instruments that are designated as hedging instruments are measured at fair value determined using the quoted market prices for the same or similar instruments. Derivative instruments that are not designated in hedging relationships are classified as held for trading and measured at fair value determined by using quoted market prices for similar instruments and changes in fair values of such derivatives are recognized in net income as they arise.

Cash and cash equivalents — The carrying amounts approximate fair value because of the short maturity of these instruments.

Investments — Canadian third party asset-backed commercial paper (ABCP) is carried at fair value, which has been determined using valuation techniques that incorporate probability weighted discounted future cash flows reflecting market conditions and other factors that a market participant would consider (see Note 10).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The table below reconciles carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories:

(in millions)	September 30, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount

Assets
Cash and cash equivalents	$97.9	$—	$97.9	$378.1	$—	$378.1

Accounts receivable and other current assets
Accounts receivable	681.7	—		483.0	—
Current portion of crude oil swaps	11.7	—		12.9	—
Current portion of interest rate swaps	3.8	—		—	—
Other	—	49.8		—	46.9

	697.2	49.8	747.0	495.9	46.9	542.8

Investments
Equity investments at cost	1.4	—		1.3	—
Long-term receivables at amortized cost	10.7	—		17.5	—
ABCP	72.7	—		122.1	—
Other	—	1,689.7		—	1,527.7

	84.8	1,689.7	1,774.5	140.9	1,527.7	1,668.6

Other assets and deferred charges
Long-term portion of crude oil swaps	3.0	—		8.5	—
Long-term portion of currency forward	3.5	—		—	—
Long-term portion of interest rate swaps	4.5	—		—	—
Other	—	1,499.5		—	1,227.1

	11.0	1,499.5	1,510.5	8.5	1,227.1	1,235.6

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

(in millions)	September 30, 2008			December 31, 2007
	Carrying	Carrying		Carrying	Carrying
	Value of	Value of		Value of	Value of
	Financial	Other	Balance	Financial	Other	Balance
	Assets /	Assets /	Sheet	Assets /	Assets /	Sheet
	Liabilities	Liabilities	Amount	Liabilities	Liabilities	Amount
Liabilities
Short-term borrowings	$280.0	—	$280.0	$229.7	—	$229.7

Accounts payable and accrued liabilities
Accounts payable and accrued liabilities	765.9	—		750.6	—
Current portion of foreign exchange contracts on fuel	1.1	—		2.1	—
Current portion of treasury rate lock	—	—		30.6	—
Current portion of interest rate swaps	—	—		(1.0)	—
Total return swap	25.7	—		—	—
Other	—	213.2		—	198.5

	792.7	213.2	1,005.9	782.3	198.5	980.8

Long-term debt maturing within one year	248.4	—	248.4	31.0	—	31.0

Deferred liabilities
Long-term portion of foreign exchange contracts on fuel	0.3	—		1.5	—
Long-term portion of currency forward	—	—		15.7	—
Long-term portion of interest rate swaps	—	—		(4.5)	—
Total return swap	—	—		3.8	—
Long-term portion of Accounts payable and accrued liabilities	39.6	—		41.9	—
Other	—	656.2		—	656.2

	39.9	656.2	696.1	58.4	656.2	714.6

Long-term debt	4,140.4	—	4,140.4	4,146.2	—	4,146.2

Carrying value and fair value of financial instruments

The carrying values of financial instruments equal or approximate their fair values with the exception of long-term debt which has a carrying value of $4,388.8 million at September 30, 2008 (December 31, 2007 — $4,177.2 million) and a fair value of approximately $4,302.1 million at September 30, 2008 (December 31, 2007 — $4,302.6 million). The fair value of publicly traded long-term debt is determined based on market prices at September 30, 2008 and December 31, 2007, respectively. The fair value of other long-term debt is estimated based on rates currently available to the Company for long-term borrowings, with terms and conditions similar to those borrowings in place at the applicable Consolidated Balance Sheet date.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Financial risk management

In the normal course of operations, the Company is exposed to various market risks such as foreign exchange risk, interest rate risk, other price risk, as well as credit risk and liquidity risk. To manage these risks, the Company utilizes a Financial Risk Management (FRM) framework. The FRM goals and strategy are outlined below:

FRM objectives:
• Maintaining sound financial condition as an ongoing entity;

• Optimizing earnings per share and cash flow;

• Financing operations of the group of CP companies at the optimal cost of capital; and

• Ensuring liquidity to all Canadian and U.S. operations.
In order to satisfy the objectives above, the Company has adopted the following strategies:
• Prepare multi-year planning and budget documents at prevailing market rates to ensure clear, corporate alignment to performance management and achievement of targets;

• Measure the extent of operating risk within the business;

• Identify the magnitude of the impact of market risk factors on the overall risk of the business and take advantage of natural risk reductions that arise from these relationships; and

• Utilize financial instruments, including derivatives to manage the remaining residual risk to levels that fall within the risk tolerance of the Company.
Under the governance structure established by the Company and approved by the Audit, Finance and Financial Risk Management Committee (“Audit Committee”), the Board of Directors has the authority to approve the Financial Risk Management Policies of the Company. The Board has delegated to the Audit Committee the accountability for ensuring a structure is in place to ensure compliance with the individual Corporate Risk Management Policies across the Company’s operations.

The policy objective with respect to the utilization of derivative financial instruments is to selectively mitigate the impact of fluctuations in foreign exchange (“FX”) rates, interest rates, fuel price, and share price. The use of any derivative instruments is carried out in accordance with approved trading limits and authorized counterparties as specified in the policy and/or mandate. It is not the Company’s intent to use financial derivatives or commodity instruments for trading or speculative purposes.

Risk factors

The following is a discussion of market, credit and liquidity risks and related mitigation strategies that have been identified through the FRM framework. This is not an exhaustive list of all risks, nor will the mitigation strategies eliminate all risks listed. Risks related to the Company’s investment in ABCP are discussed in more detail in Note 10.

Foreign exchange risk

This risk refers to the fluctuation of financial commitments, assets, liabilities, income or cash flows due to changes in FX rates. The Company conducts business transactions and owns assets in both Canada and the United States; as a result, revenues and expenses are incurred in both Canadian dollars and U.S. dollars. The Company’s income is exposed to FX risk largely in the following ways:

•   Translation of U.S. dollar denominated revenues and expenses into Canadian dollars — When the Canadian dollar changes relative to the U.S. dollar, income reported in Canadian dollars will change. The impact of a strengthening Canadian dollar on U.S. dollar revenues and expenses will reduce net income because the Company has more U.S. dollar revenues than expenses. This impact is excluded from the sensitivity in the table below; and

•   Translation of U.S. dollar denominated debt and other monetary items — A strengthening Canadian dollar will reduce the Company’s U.S. dollar denominated debt in Canadian dollar terms and generate a FX gain on long-term debt, which is recorded in income. The Company calculates FX on long-term debt using the difference in FX rates at the beginning and at the end of each reporting period. Other U.S. dollar denominated monetary items will also be impacted by changes in FX rates.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Foreign exchange management

In terms of net income, excluding FX on long-term debt, mitigation of U.S. dollar FX exposure is provided primarily through offsets created by revenues and expenses incurred in the same currency. Where appropriate the Company negotiates with U.S. customers and suppliers to reduce the net exposure. The Company may from time to time reduce residual exposure by hedging revenues through FX forward contracts. The Company had no revenue forward sales of U.S. dollars outstanding at September 30, 2008.

The FX gains and losses on long-term debt are mainly unrealized and can only be realized when U.S. dollar denominated long-term debt matures or is settled. The Company also has long-term FX exposure on its investment in U.S. affiliates. A portion of the Company’s U.S. dollar denominated long-term debt has been designated as a hedge of the net investment in self-sustaining foreign subsidiaries. This designation has the effect of mitigating volatility on net income by offsetting long-term FX gains and losses on long-term debt. In addition, for long-term debt denominated in U.S. dollars in Canada, the Company may enter into currency forwards to hedge debt that is denominated in U.S. dollars.

Occasionally the Company will enter into short-term FX forward contracts as part of its cash management strategy.

The table below depicts the quarterly impact to net income and other comprehensive income of long-term debt, including currency forward contracts on long-term debt, had the exchange rate increased or decreased by one cent. The impact on other U.S. dollar denominated monetary items is not considered to be material.

	Three months ended
	September 30, 2008
		Impact to Other
	Impact to	comprehensive
(in millions)	Net income	income

1 cent strengthening in Canadian dollar	$(1.6)	$(2.2)
1 cent weakening in Canadian dollar	1.6	2.2

Note: All variables excluding FX are held constant. Impact to net income would be decreased by $11.2 million and to other comprehensive income would be increased by $11.2 million if the net investment hedge was not included in the above table.

Foreign exchange forward contracts

In June 2007, the Company entered into a currency forward to fix the exchange rate on US$400 million 6.250% Notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. During the three and nine months ended September 30, 2008, the Company recorded a gain on this derivative of $15.0 million and $19.2 million, respectively, in “Foreign exchange (gain) loss on long-term debt”. For the three months ended September 30, 2007, the Company recorded a loss of $17.6 million and a loss of $19.6 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized gain on the forward was $3.5 million (December 31, 2007 — unrealized loss of $15.7 million).

Interest rate risk

This refers to the risk that the fair value or income and future cash flows of a financial instrument will vary as a result of changes in market interest rates.

In order to manage funding needs or capital structure goals, the Company enters into debt or capital lease agreements that are subject to either fixed market interest rates set at the time of issue or floating rates determined by on-going market conditions. Debt subject to variable interest rates exposes the Company to variability in interest expense, while debt subject to fixed interest rates exposes the Company to variability in the fair value of the debt.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The table below depicts the exposure to floating and fixed interest rates for all financial assets and liabilities:

(in millions)	September 30, 2008
	At	At
	floating	fixed
	interest	interest
	rates	rates

Financial assets
Cash and short-term investments	$97.9	$—
ABCP	72.7	—

Financial liabilities
Short-term borrowings	280.0	—
Long-term debt(1)	569.6	3,819.2

(1)	Includes impact of interest rate swaps
Interest rate management

To manage interest rate exposure, the Company accesses diverse sources of financing and manages borrowings in line with a targeted range of capital structure, debt ratings, liquidity needs, maturity schedule, and currency and interest rate profiles. In anticipation of future debt issuance, the Company may enter into forward rate agreements such as treasury rate locks, bond forwards or forward starting swaps to substantially lock in all or a portion of the effective future interest expense. The Company may also enter into swap agreements to manage the mix of fixed and floating rate debt.

The table below depicts the quarterly impact to net income and other comprehensive income had interest rates increased or decreased by 50 basis points. Typically, as rates increase, net income decreases.

Three months ended
(in millions)	September 30, 2008
Impact to
Net
income

50 basis point increase in rates	$(0.5)
50 basis point decrease in rates	0.5

Note:	All variables excluding interest rates are held constant.
At September 30, 2008, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200 million or $212.8 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended September 30, 2008, the Company recorded a gain of $1.0 million and a gain of $2.1 million for the nine months ended September 30, 2008, to “Interest expense”. For the three months ended September 30, 2007, the Company recorded a loss of $0.3 million and a loss of $1.1 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized gain, derived from the fair value of the swap, was $8.2 million (December 31, 2007 — $5.5 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

The following table discloses the terms of the swap agreements at September 30, 2008:

Expiration	October 15, 2011
Notional amount of principal (in CDN$ millions)	$212.8
Fixed receiving rate	6.250%
Variable paying rate — three months ended September 30, 2008	4.570%

Based on U.S. three-month LIBOR.
During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued. These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation losses of $1.3 million due to some ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million will be deferred in accumulated other comprehensive income and will be amortized in earnings as an adjustment to interest expense.

Stock-based compensation risk

This risk refers to the probability of increased compensation expense due to the increase in the Company’s share price.

The Company’s compensation expense is subject to volatility due to the movement of share price and its impact on the value of certain management and director stock-based compensation programs. These programs, as described in the management proxy circular, include deferred share units, restricted share units, performance share units and share appreciation rights. As the share price appreciates, these instruments are marked to market increasing compensation expense.

Stock-based compensation expense management

To minimize the volatility to compensation expense created by changes in share price, the Company entered into a Total Return Swap (“TRS”) to reduce the volatility and total cost to the Company over time of the four types of stock-based compensation programs noted above. These are derivatives that provide price appreciation and dividends, in return for a charge by the counterparty. The swaps minimize volatility to compensation expense by providing a gain to substantially offset increased compensation expense as the share price increases and a loss to offset reduced compensation expense when the share price falls. If stock-based compensation share units fall out of the money after entering the program, the loss associated with the swap would no longer be offset by any compensation expense reductions.

The table below depicts the quarterly impact to net income as a result of the TRS had the share price increased or decreased $1 from the closing share price on September 30, 2008.

Three months
ended September
(in millions)	30, 2008
Impact to
Net income

$1 increase in share price	$1.7
$1 decrease in share price	(1.7)

Note:	All variables excluding share price are held constant.
During the three months ended September 30, 2008, Compensation and benefits expense increased by $27.9 million and $21.9 million for the nine months ended September 30, 2008 due to unrealized losses for these swaps. For the three months ended September 30, 2007, the Company recorded an unrealized loss of $10.0 million and an unrealized gain of $12.8 million for the nine months ended September 30, 2007. At September 30, 2008, the unrealized loss on the swap was $25.7 million (December 31, 2007 — unrealized loss of $3.8 million).

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

Commodity risk

The Company is exposed to commodity risk related to purchases of diesel fuel and the potential reduction in net income due to increases in the price of diesel. Because fuel expense constitutes a large portion of the Company’s operating costs, volatility in diesel fuel prices can have a significant impact on the Company’s income. Items affecting volatility in diesel prices include, but are not limited to, fluctuations in world markets for crude oil and distillate fuels, which can be affected by supply disruptions and geopolitical events.

Fuel price management

The impact of variable fuel expense is mitigated substantially through fuel recovery programs which apportion incremental changes in fuel prices to shippers through price indices, tariffs, and by contract, within agreed upon guidelines. While these programs provide effective and meaningful coverage, residual exposure remains as the fuel expense risk cannot be completely recovered from shippers due to timing and volatility in the market. The Company continually monitors residual exposure, and where appropriate, may enter into derivative instruments.

Derivative instruments used by the Company to manage fuel expense risk may include, but are not limited to, swaps and options for crude oil and diesel. In addition, the Company may combine FX forward contracts with fuel derivatives to effectively hedge the risk associated with FX variability on fuel purchases and commodity hedges.

The table below depicts the quarterly impact to net income (excluding recoveries through pricing mechanisms) and other comprehensive income as a result of our crude forward contracts had the price of West Texas Intermediate (“WTI”) changed by $1 for the three months ended September 30, 2008:

	Three months ended
(in millions)	September 30, 2008
		Impact to Other
	Impact to	Comprehensive
	Net income	income

$1 increase in price per barrel	$0.1	$0.2
$1 decrease in price per barrel	(0.1)	(0.2)

Note:	All variables excluding WTI per barrel are held constant.
At September 30, 2008, the Company had crude forward contracts, which are accounted for as cash flow hedges, to purchase approximately 219,000 barrels over the 2008-2009 period at average quarterly prices ranging from US$35.17 to US$38.19 per barrel. This represents approximately 2% of estimated fuel purchases in 2008 and 2009. At September 30, 2008, the unrealized gain on these forward contracts was $14.7 million (December 31, 2007 — $21.4 million).

At September 30, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$8.0 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.2611. At September 30, 2008, the unrealized loss on these forward contracts was $1.3 million (December 31, 2007 — $3.5 million).

In addition at September 30, 2008, the Company had diesel forward contracts which were not designated and accounted for as cash flow hedges, to purchase approximately 30,000 barrels during the fourth quarter of 2008 at an average price of US$130.83 per barrel. This represents approximately 2% of estimated fuel purchases in the quarter. At September 30, 2008, the unrealized gain on these forward contracts was not significant.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

For the three months ended September 30, 2008, “Fuel expense” was reduced by $3.4 million (three months ended September 30, 2007 — $3.5 million) as a result of $3.8 million in realized gains (three months ended September 30, 2007 — $4.1 million) arising from settled swaps, partially offset by $0.4 million in realized losses (three months ended September 30, 2007 — $0.6 million) arising from the settled FX forward contracts. For the nine months ended September 30, 2008, fuel expense was reduced by $12.2 million (nine months ended September 30, 2007 — $12.9 million) as a result of $13.9 million in realized gains (nine months ended September 30, 2007 — $14.7 million) arising from settled swaps, partially offset by $1.7 million in realized losses (nine months ended September 30, 2007 — $1.8 million) arising from settled FX forward contracts.

Credit risk

Credit risk refers to the possibility that a customer or counterparty will fail to fulfil its obligations under a contract and as a result, create a financial loss for the Company. The Company’s credit risk regarding its investment in ABCP are discussed in more detail in Note 10.

Credit risk management

The railway industry serves predominantly financially established customers and as a result the Company has experienced limited financial losses with respect to credit risk. The credit worthiness of customers is assessed using credit scores supplied by a third party, and through direct monitoring of their financial well-being on a continual basis. The Company establishes guidelines for customer credit limits and should thresholds in these areas be reached, appropriate precautions are taken to improve collectibility. Pursuant to their respective terms, accounts receivable are aged as follows at September 30, 2008:

(in millions)
Up to date	$518.7
Under 30 days past due	98.4
30-60 days past due	18.7
61-90 days past due	11.2
Over 91 days past due	34.7

$681.7

Counterparties to financial instruments expose the Company to credit losses in the event of non-performance. Counterparties for derivative and cash transactions are limited to high credit quality financial institutions, which are monitored on an ongoing basis. Counterparty credit assessments are based on the financial health of the institutions and their credit ratings from external agencies. With the exception of ABCP, the Company does not anticipate non-performance that would materially impact the Company’s financial statements.

With the exception of ABCP, the Company believes there are no significant concentrations of credit risk. The maximum exposure to credit risk include our financial asset values reported in the table above, reconciling the carrying value positions of the Company’s financial instruments with Consolidated Balance Sheet categories, and an indeterminable maximum under guarantees as discussed in Note 19.

Liquidity risk

The Company monitors and manages its liquidity risk to ensure access to sufficient funds to meet operational and investing requirements.

Liquidity risk management

The Company has long-term debt ratings of Baa3, BBB, and BBB from Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”), and DBRS respectively. The S&P rating has a negative outlook, while the ratings of Moody’s and DBRS have a stable outlook. The Company intends to manage its capital structure and liquidity at levels that sustain an investment grade rating.

The Company has a five year revolving credit facility of $945 million, with an accordion feature to $1.15 billion, of which $325 million was available on September 30, 2008.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
14	Financial instruments (continued)

This facility is arranged with a core group of highly rated international financial institutions and they incorporate pre-agreed pricing. The revolving credit facility is available on next day terms.

Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of the Company’s investment policy.

The table below reflects the contractual maturity of the Company’s undiscounted cash flows for its financial liabilities and derivatives:

(in millions)	As at September 30, 2008
	2008	2009 — 2011	2012+	Total

Financial liabilities
Short-term borrowings	$280.0	$—	$—	$280.0
Accounts payable and accrued liabilities	765.9	39.6	—	805.5
Total return swap	—	25.7	—	25.7
Foreign exchange contracts on fuel	1.1	0.3	—	1.4
Long-term debt (1)	9.7	1,228.4	3,770.1	5,008.2

(1)	Includes principal on long-term debt and undiscounted payments on capital leases
15	Additions to investments and other assets

Additions to investment and other assets includes the acquisition of locomotives and freight car assets of $20.9 million and $213.0 million for the three and nine months ended September 30, 2008, respectively (three and nine months ended September 30, 2007 — $2.6 million and 14.5 million, respectively). These assets were purchased in anticipation of a sale and lease back arrangement with a financial institution.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
16	Stock-based compensation

In 2008, under CP’s stock option plans, the Company issued 1,360,800 options to purchase Common Shares at the weighted average price of $71.59 per share, based on the closing price on the grant date. In tandem with these options, 425,850 stock appreciation rights were issued at the weighted average exercise price of $71.53.

Pursuant to the employee plan, options may be exercised upon vesting, which is between 24 months and 36 months after the grant date, and will expire after 10 years. Some options vest after 48 months, unless certain performance targets are achieved, in which case vesting is accelerated. These options expire five years after the grant date. Other options only vest if certain performance targets are achieved and expire approximately five years after the grant date.

The following is a summary of the Company’s fixed stock option plans as of September 30 (including options granted under the Directors’ Stock Option Plan, which was suspended in 2003):

	2008		2007
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, January 1	6,981,108	43.97	6,815,494	$38.50
New options granted	1,360,800	71.59	1,304,200	62.60
Exercised	(531,860)	34.49	(934,381)	31.99
Forfeited/cancelled	(91,450)	47.78	(165,855)	36.16

Outstanding, September 30	7,718,598	49.45	7,019,458	$43.90

Options exercisable at September 30	4,608,798	38.39	4,068,654	$34.08

Compensation expense is recognized over the vesting period for stock options issued since January 1, 2003, based on their estimated fair values on the date of grants, as determined by the Black-Scholes option pricing model.

Under the fair value method, the fair value of options at the grant date was $14.1 million for options issued in the first nine months of 2008 (first nine months of 2007 — $11.3 million). The weighted average fair value assumptions were approximately:

	For the nine months
	ended September 30
	2008	2007

Expected option life (years)	4.39	4.00
Risk-free interest rate	3.54%	3.90%
Expected stock price volatility	22%	22%
Expected annual dividends per share	$0.99	$0.90
Weighted average fair value of options granted during the year	$15.12	$12.97

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
17	Pensions and other benefits

The total benefit cost for the Company’s defined benefit pension plans and post-retirement benefits for the three months ended September 30, 2008, was $21.6 million (three months ended September 30, 2007 — $15.9 million) and for the nine months ended September 30, 2008, was $58.9 million (nine months ended September 30, 2007 — $68.6 million).

18	Significant customers

During the first nine months of 2008, one customer comprised 11.9% of total revenue (first nine months of 2007 — 11.6%). At September 30, 2008, that same customer represented 4.7% of total accounts receivable (September 30, 2007 — 6.0%).

19	Commitments and contingencies

In the normal course of its operations, the Company becomes involved in various legal actions, including claims relating to injuries and damages to property. The Company maintains provisions it considers to be adequate for such actions. While the final outcome with respect to actions outstanding or pending at September 30, 2008, cannot be predicted with certainty, it is the opinion of management that their resolution will not have a material adverse effect on the Company’s financial position or results of operations.

During the quarter ended March 31, 2008, the Canadian Transportation Agency announced a Decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canada Transportation Act, for the period from August 1, 2007 to July 31, 2008. The Company has applied to the Federal Court of Appeal for leave to appeal the decision. The appeal was heard on October 15 and 16, 2008, and the decision is outstanding at this time. A provision considered adequate by management is maintained for the prospective adjustment. The retroactive component of the adjustment, relating to the period from August 1, 2007 to February 19, 2008, which is estimated to be $23 million, is not considered to be legally supportable and as such a provision has not been made.

Capital commitments

At September 30, 2008, the Company had multi-year capital commitments of $570.5 million, mainly for locomotive overhaul agreements, in the form of signed contracts. Payments for these commitments are due in 2008 through 2022.

Operating lease commitments

At September 30, 2008, minimum payments under operating leases were estimated at $717.0 million in aggregate, with annual payments in each of the next five years of: 2008 — $37.9 million; 2009 — $120.9 million; 2010 — $98.9 million; 2011 — $86.8 million; 2012 — $80.2 million.

Guarantees

At September 30, 2008, the Company had residual value guarantees on operating lease commitments of $248.2 million. In addition, the Company had residual value guarantees of $12.1 related to the Company’s investment in the DM&E, which include minimum lease payments of $68.0 million, residual value guarantees of $12.1 million, and a line of credit of US$25 million. The maximum amount that could be payable under these and all of the Company’s other guarantees cannot be reasonably estimated due to the nature of certain of the guarantees. All or a portion of amounts paid under certain guarantees could be recoverable from other parties or through insurance. The Company has accrued for all guarantees that it expects to pay. At September 30, 2008, these accruals amounted to $6.1 million.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
20	Capital disclosures

The Company’s objectives when managing its capital are:
•	to maintain a flexible capital structure which optimizes the cost of capital at acceptable risk while providing an appropriate return to its shareholders;

•	to manage capital in a manner which balances the interests of equity and debt holders;

•	to manage capital in a manner that will maintain compliance with its financial covenants;

•	to manage its long term financing structure to maintain its investment grade rating; and

•	to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business.
The Company defines its capital as follows:
•	shareholders’ equity;

•	long-term debt, including the current portion thereof; and

•	short-term borrowing.
The Company manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Company may adjust the amount of dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, and/or issue new debt to replace existing debt with different characteristics.

The Company monitors capital using a number of key financial metrics, including:
•	net-debt to net-debt-plus-equity ratio; and

•	interest coverage ratio: earnings before interest and taxes (“EBIT”) to interest expense.
Both of these metrics have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

The calculations for the aforementioned key financial metrics are as follows:

Net-debt to net-debt-plus-equity ratio
Net debt, which is a non-GAAP measure, is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.

Interest coverage ratio
EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
SEPTEMBER 30, 2008
(unaudited)
20	Capital disclosures (continued)

The following table illustrates the financial metrics and their corresponding guidelines currently in place:

(in millions)	Guidelines	September 30, 2008	September 30, 2007

Long-term debt		$4,140.4	$2,896.4
Long-term debt maturing within one year		248.4	30.9
Short-term borrowing		280.0	—
Less:
Cash and cash equivalents		(97.9)	(339.2)

Net Debt(1)		$4,570.9	$2,588.1

Shareholders’ equity		$5,805.3	$5,161.1
Net debt		4,570.9	2,588.1

Net Debt plus Equity(1)		$10,376.2	$7,749.2

Revenues less operating expenses(2)		$1,058.0	$1,179.4
Less:
Other income and charges(2)		(22.9)	(27.5)
Plus:
Equity income in DM&E(2)		53.2	—

EBIT(1)(2)		$1,088.3	$1,151.9

Net debt		$4,570.9	$2,588.1
Net debt plus equity		$10,376.2	$7,749.2

Net-debt to Net-debt-plus-equity(1)	No more than 50.0%	44.1%	33.4%

EBIT		$1,088.3	$1,151.9
Interest expense		$250.7	$190.7

Interest Coverage Ratio(1)(2)	No less than 4.0	4.3	6.0

(1)	These earnings measures have no standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures of other companies.

(2)	The balance is calculated on a rolling twelve month basis.
The Company’s financial objectives and strategy as described above have remained substantially unchanged over the last two fiscal years. The objectives are reviewed on an annual basis and financial metrics and their guidelines are monitored on a quarterly basis. The interest coverage ratio has decreased during 2008 due to a reduction in year over year earnings and an increase in interest expense associated with the debt assumed in the acquisition of the DM&E. The Company believes that both the interest coverage and net debt to net debt plus equity ratios remain within reasonable limits, in light of the relative size of the Company and its capital management objectives.

The Company is also subject to a financial covenant ‘of funded debt to total capitalization’ in the revolver loan agreement and the bridge financing agreement obtained for the acquisition of DM&E. Performance to this financial covenant is well within limits. The Company remains in compliance with all financial covenants.

Summary of Rail Data

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Financial (millions, except per share data and ratios) Revenues
$1,239.5	$1,147.6	$91.9	8.0	Freight revenue	$3,557.0	$3,412.6	$144.4	4.2
25.2	40.3	(15.1)	(37.5)	Other revenue	74.9	106.7	(31.8)	(29.8)

1,264.7	1,187.9	76.8	6.5		3,631.9	3,519.3	112.6	3.2

				Operating Expenses
312.3	313.5	(1.2)	(0.4)	Compensation and benefits	956.1	975.8	(19.7)	(2.0)
275.8	185.6	90.2	48.6	Fuel	766.3	550.5	215.8	39.2
49.3	49.6	(0.3)	(0.6)	Materials	171.3	167.6	3.7	2.2
44.4	49.6	(5.2)	(10.5)	Equipment rents	136.4	162.4	(26.0)	(16.0)
120.8	118.0	2.8	2.4	Depreciation and amortization	365.4	355.7	9.7	2.7
158.9	149.9	9.0	6.0	Purchased services and other	483.9	448.6	35.3	7.9

961.5	866.2	95.3	11.0		2,879.4	2,660.6	218.8	8.2

303.2	321.7	(18.5)	(5.8)	Operating income	752.5	858.7	(106.2)	(12.4)
(16.5)	—	(16.5)	—	Equity income (net of tax) in Dakota, Minnesota & Eastern Railroad Corporation (DM&E)	(40.9)	—	(40.9)	—
2.8	8.1	(5.3)	(65.4)	Other charges	14.4	21.1	(6.7)	(31.8)
64.5	44.9	19.6	43.7	Interest expense	187.3	140.9	46.4	32.9
66.0	78.4	(12.4)	(15.8)	Income tax expense before foreign exchange (gains) losses on long-term debt and other specified items (1)	138.5	209.0	(70.5)	(33.7)

186.4	190.3	(3.9)	(2.0)	Income before foreign exchange (gains) losses on long-term debt and other specified items (1)	453.2	487.7	(34.5)	(7.1)

				Foreign exchange (gains) losses on long-term debt (FX on LTD)
2.9	(64.3)	67.2	—	FX on LTD	12.4	(161.5)	173.9	—
(9.0)	21.0	(30.0)	—	Income tax on FX on LTD (2)	(12.4)	47.4	(59.8)	—

(6.1)	(43.3)	37.2	—	FX on LTD (net of tax)	—	(114.1)	114.1	—
				Other specified items
28.1	21.5	6.6	—	Change in estimated fair value of Canadian third party asset-backed commercial paper (ABCP)	49.4	21.5	27.9	—
(8.3)	(6.5)	(1.8)	—	Income tax on special charges	(14.6)	(6.5)	(8.1)	—

19.8	15.0	4.8	—	Change in estimated fair value of ABCP (net of tax)	34.8	15.0	19.8	—
—	—	—	—	Income tax benefits due to rate reductions on opening future income tax balances	—	(17.1)	17.1	—

$172.7	$218.6	$(45.9)	(21.0)	Net income	$418.4	$603.9	$(185.5)	(30.7)

				Earnings per share (EPS)
$1.12	$1.43	$(0.31)	(21.7)	Basic earnings per share	$2.72	$3.91	$(1.19)	(30.4)
$1.11	$1.41	$(0.30)	(21.3)	Diluted earnings per share	$2.70	$3.87	$(1.17)	(30.2)
				EPS before FX on LTD and other specified items (1)
$1.21	$1.24	$(0.03)	(2.4)	Basic earnings per share	$2.95	$3.16	$(0.21)	(6.6)
$1.20	$1.23	$(0.03)	(2.4)	Diluted earnings per share	$2.92	$3.13	$(0.21)	(6.7)
153.8	153.2	0.6	0.4	Weighted average (avg)number of shares outstanding (millions)	153.6	154.3	(0.7)	(0.5)
155.1	155.0	0.1	0.1	Weighted avg number of diluted shares outstanding (millions)	155.2	155.9	(0.7)	(0.4)
76.0	72.9	3.1	—	Operating ratio (1) (3) (%)	79.3	75.6	3.7	—
9.1	10.4	(1.3)	—	ROCE before FX on LTD and other specified items (after tax)(1) (3)(%)	9.1	10.4	(1.3)	—
44.1	33.4	10.7	—	Net debt to net debt plus equity (%)	44.1	33.4	10.7	—
$316.9	$313.6	$3.3	1.1	EBIT before FX on LTD and other specified items (1) (3) (millions)	$779.0	$837.6	$(58.6)	(7.0)
$437.7	$431.6	$6.1	1.4	EBITDA before FX on LTD and other specified items (1) (3) (millions)	$1,144.4	$1,193.3	$(48.9)	(4.1)

(1)	These earnings measures have no standardized meanings prescribed by GAAP and may not be comparable to similar measures of other companies. See note on non-GAAP earnings measures attached to commentary.

(2)	Income tax on FX on LTD is discussed in the MD&A in the “Other Income Statement Items” section — “Income Taxes”.

(3)	EBIT:	Earnings before interest and taxes.
	EBITDA:	Earnings before interest, taxes, and depreciation and amortization.
	ROCE (after tax):	Return on capital employed (after tax) = earnings before after-tax interest expense (last 12 months) divided by average net debt plus equity.
	Operating ratio:	Operating expenses divided by revenues.

Summary of Rail Data (Page 2)

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Commodity Data

				Freight Revenues (millions)
$227.5	$237.8	$(10.3)	(4.3)	- Grain	$662.9	$681.4	$(18.5)	(2.7)
155.5	148.7	6.8	4.6	- Coal	468.0	442.4	25.6	5.8
122.5	113.9	8.6	7.6	- Sulphur and fertilizers	391.1	380.8	10.3	2.7
65.7	68.0	(2.3)	(3.4)	- Forest products	182.1	214.3	(32.2)	(15.0)
197.4	159.3	38.1	23.9	- Industrial and consumer products	550.1	470.0	80.1	17.0
83.1	71.4	11.7	16.4	- Automotive	241.9	242.0	(0.1)	(0.0)
387.8	348.5	39.3	11.3	- Intermodal	1,060.9	981.7	79.2	8.1

$1,239.5	$1,147.6	$91.9	8.0	Total Freight Revenues	$3,557.0	$3,412.6	$144.4	4.2

				Millions of Revenue Ton-Miles (RTM)
6,491	7,614	(1,123)	(14.7)	- Grain	20,764	22,407	(1,643)	(7.3)
5,455	5,400	55	1.0	- Coal	16,659	15,817	842	5.3
4,722	4,967	(245)	(4.9)	- Sulphur and fertilizers	15,704	16,057	(353)	(2.2)
1,458	1,867	(409)	(21.9)	- Forest products	4,421	5,886	(1,465)	(24.9)
4,649	4,228	421	10.0	- Industrial and consumer products	13,791	12,538	1,253	10.0
530	566	(36)	(6.4)	- Automotive	1,723	1,850	(127)	(6.9)
7,381	7,907	(526)	(6.7)	- Intermodal	21,645	22,257	(612)	(2.7)

30,686	32,549	(1,863)	(5.7)	Total RTMs	94,707	96,812	(2,105)	(2.2)

				Freight Revenue per RTM (cents)
3.50	3.12	0.38	12.2	- Grain	3.19	3.04	0.15	4.9
2.85	2.75	0.10	3.6	- Coal	2.81	2.80	0.01	0.4
2.59	2.29	0.30	13.1	- Sulphur and fertilizers	2.49	2.37	0.12	5.1
4.51	3.64	0.87	23.9	- Forest products	4.12	3.64	0.48	13.2
4.25	3.77	0.48	12.7	- Industrial and consumer products	3.99	3.75	0.24	6.4
15.68	12.61	3.07	24.3	- Automotive	14.04	13.08	0.96	7.3
5.25	4.41	0.84	19.0	- Intermodal	4.90	4.41	0.49	11.1

4.04	3.53	0.51	14.4	Freight Revenue per RTM	3.76	3.52	0.24	6.8

				Carloads (thousands)
87.7	100.9	(13.2)	(13.1)	- Grain	267.7	281.4	(13.7)	(4.9)
70.3	70.7	(0.4)	(0.6)	- Coal	212.3	204.2	8.1	4.0
45.4	47.6	(2.2)	(4.6)	- Sulphur and fertilizers	151.1	159.1	(8.0)	(5.0)
23.9	28.1	(4.2)	(14.9)	- Forest products	71.5	88.1	(16.6)	(18.8)
84.3	78.0	6.3	8.1	- Industrial and consumer products	251.6	232.9	18.7	8.0
34.5	38.6	(4.1)	(10.6)	- Automotive	110.9	126.7	(15.8)	(12.5)
324.6	323.5	1.1	0.3	- Intermodal	936.4	923.0	13.4	1.5

670.7	687.4	(16.7)	(2.4)	Total Carloads	2,001.5	2,015.4	(13.9)	(0.7)

				Freight Revenue per Carload
$2,594	$2,357	$237	10.1	- Grain	$2,476	$2,421	$55	2.3
2,212	2,103	109	5.2	- Coal	2,204	2,167	37	1.7
2,698	2,393	305	12.7	- Sulphur and fertilizers	2,588	2,393	195	8.1
2,749	2,420	329	13.6	- Forest products	2,547	2,432	115	4.7
2,342	2,042	300	14.7	- Industrial and consumer products	2,186	2,018	168	8.3
2,409	1,850	559	30.2	- Automotive	2,181	1,910	271	14.2
1,195	1,077	118	11.0	- Intermodal	1,133	1,064	69	6.5

$1,848	$1,669	$179	10.7	Freight Revenue per Carload	$1,777	$1,693	$84	5.0

Summary of Rail Data (Page 3)

Third Quarter					Year-to-date
2008	2007	Variance	%		2008	2007	Variance	%
				Operations and Productivity

59,866	62,177	(2,311)	(3.7)	Freight gross ton-miles (GTM) (millions)	182,124	184,218	(2,094)	(1.1)
30,686	32,549	(1,863)	(5.7)	Revenue ton-miles (RTM) (millions)	94,707	96,812	(2,105)	(2.2)
16,329	16,136	193	1.2	Average number of active employees	15,875	15,633	242	1.5
16,189	16,037	152	0.9	Number of employees at end of period	16,189	16,037	152	0.9

1.75	2.08	(0.33)	(15.9)	FRA personal injuries per 200,000 employee-hours (1)	1.44	1.98	(0.54)	(27.3)
1.48	2.39	(0.91)	(38.1)	FRA train accidents per million train-miles (1)	1.77	2.17	(0.40)	(18.4)

3.13	2.66	0.47	17.7	Total operating expenses per RTM (cents)	3.04	2.75	0.29	10.5
1.61	1.39	0.22	15.8	Total operating expenses per GTM (cents)	1.58	1.44	0.14	9.7
0.52	0.50	0.02	4.0	Compensation and benefits expense per GTM (cents)	0.52	0.53	(0.01)	(1.9)
3,666	3,853	(187)	(4.9)	GTMs per average active employee (000)	11,472	11,784	(312)	(2.6)

13,007	13,260	(253)	(1.9)	Miles of road operated at end of period (2)	13,007	13,260	(253)	(1.9)

23.9	23.8	0.1	0.4	Average train speed — AAR definition (mph)	23.8	23.5	0.3	1.3
21.3	20.1	1.2	6.0	Terminal dwell time — AAR definition (hours)	22.3	21.9	0.4	1.8
145.2	147.4	(2.2)	(1.5)	Car miles per car day	143.5	143.1	0.4	0.3
86.1	81.3	4.8	5.9	Average daily total cars on-line — AAR definition (000)	84.3	81.4	2.9	3.6
53.3	55.7	(2.4)	(4.3)	Average daily active cars on-line (000) (1)	55.4	57.9	(2.5)	(4.3)

1.13	1.16	(0.03)	(2.6)	U.S. gallons of locomotive fuel per 1,000 GTMs—freight & yard (1)	1.20	1.20	—	—
67.1	71.9	(4.8)	(6.7)	U.S. gallons of locomotive fuel consumed — total (millions) (3)	217.0	221.0	(4.0)	(1.8)

0.966	0.941	0.025	2.7	Average foreign exchange rate (US$/Canadian$)	0.988	0.897	0.091	10.1
1.035	1.063	(0.028)	(2.6)	Average foreign exchange rate (Canadian$/US$)	1.012	1.115	(0.103)	(9.2)

(1)	Certain prior period figures have been revised to conform with current presentation or have been updated to reflect new information.

(2)	Excludes track on which CP has haulage rights.

(3)	Includes gallons of fuel consumed from freight, yard and commuter service but excludes fuel used in capital projects and other non-freight activities.

Canadian Pacific
Management’ Discussion and Analysis
for the three and nine months ended September 30, 2008
Table of Contents

1.0 BUSINESS PROFILE	2

2.0 STRATEGY	2

3.0 ADDITIONAL INFORMATION	2

4.0 FINANCIAL HIGHLIGHTS	3

5.0 OPERATING RESULTS	3

5.1 Income	3
5.2 Diluted Earnings per Share	4
5.3 Operating Ratio	4
5.4 Return on Capital Employed	4
5.5 Impact of Foreign Exchange on Earnings	5

6.0 NON-GAAP EARNINGS	5

7.0 LINES OF BUSINESS	7

7.1 Volumes	7
7.2 Revenues	8
7.2.1 Freight Revenues	8
7.2.2 Other Revenues	9
7.2.3 Freight Revenue per Carload	10

8.0 PERFORMANCE INDICATORS	10

8.1 Safety Indicators	10
8.2 Efficiency and Other Indicators	10

9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS	11

10.0 OTHER INCOME STATEMENT ITEMS	12

11.0 QUARTERLY FINANCIAL DATA	15

12.0 CHANGES IN ACCOUNTING POLICY	16

12.1 2008 Accounting Changes	16
12.2 Future Accounting Changes	16

13.0 LIQUIDITY AND CAPITAL RESOURCES	17

13.1 Operating Activities	17
13.2 Investing Activities	17
13.3 Financing Activities	18
13.4 Free Cash	19

14.0 BALANCE SHEET	20

15.0 FINANCIAL INSTRUMENTS	20

16.0 OFF-BALANCE SHEET ARRANGEMENTS	22

17.0 ACQUISITION	23

18.0 CONTRACTUAL COMMITMENTS	23

19.0 FUTURE TRENDS AND COMMITMENTS	23

20.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT	26

20.1 Liquidity	26
20.2 Regulatory Authorities	26
20.3 Labour Relations	27
20.4 Financial risks	28
20.5 General and Other Risks	28

21.0 CRITICAL ACCOUNTING ESTIMATES	28

22.0 SYSTEMS, PROCEDURES AND CONTROLS	30

23.0 FORWARD-LOOKING INFORMATION	30

24.0 GLOSSARY OF TERMS	33
This Management’s Discussion and Analysis (“MD&A”) supplements the Consolidated Financial Statements and related notes for the three and nine months ended September 30, 2008. Except where otherwise indicated, all financial information reflected herein is expressed in Canadian dollars. All information has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), except as described in Section 6.0 of this MD&A.
October 27, 2008

In this MD&A, “our”, “us”, “we”, “CP” and “the Company” refer to Canadian Pacific Railway Limited (“CPRL”), CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries, as the context may require. Other terms not defined in the body of this MD&A are defined in Section 24.0.
Unless otherwise indicated, all comparisons of results for the third quarter of 2008 are against the results for the third quarter of 2007.
1.0 BUSINESS PROFILE
Canadian Pacific Railway Limited, through its subsidiaries, operates a transcontinental railway in Canada and the United States and provides logistics and supply chain expertise. Through our subsidiaries, we provide rail and intermodal transportation services over a network of approximately 13,007 miles, serving the principal business centres of Canada from Montreal, Quebec, to Vancouver, British Columbia, and the US Northeast and Midwest regions. Our railway feeds directly into the US heartland from the East and West coasts. Agreements with other carriers extend our market reach east of Montreal in Canada, throughout the US and into Mexico. Through our subsidiaries, we transport bulk commodities, merchandise freight and intermodal traffic. Bulk commodities include grain, coal, sulphur and fertilizers. Merchandise freight consists of finished vehicles and automotive parts, as well as forest and industrial and consumer products. Intermodal traffic consists largely of high-value, time-sensitive retail goods in overseas containers that can be transported by train, ship and truck, and in domestic containers and trailers that can be moved by train and truck.
2.0 STRATEGY
Our vision is to become the safest and most fluid railway in North America. Through the ingenuity of our people, it is our objective to create long-term value for our customers, shareholders and employees by profitably growing to expand the reach of our rail franchise through strategic additions. We seek to accomplish this objective through the following three-part strategy:
•	generating quality revenue growth by realizing the benefits of demand growth in our bulk, intermodal and merchandise business lines with targeted infrastructure capacity investments linked to global trade opportunities;

•	improving productivity by leveraging strategic marketing and operating partnerships, executing a scheduled railway through our Integrated Operating Plan (“IOP”) and driving more value from existing assets and resources by improving “fluidity”; and

•	continuing to develop a dedicated, professional and knowledgeable workforce that is committed to safety and sustainable financial performance through steady improvement in profitability, increased free cash flow and a competitive return on investment.
3.0 ADDITIONAL INFORMATION
Additional information, including our Consolidated Financial Statements, MD&A, Annual Information Form, press releases and other required filing documents, is available on SEDAR at www.sedar.com in Canada, on EDGAR at www.sec.gov in the US and on our website at www.cpr.ca. The aforementioned documents are issued and made available in accordance with legal requirements and are not incorporated by reference into this MD&A.

2

4.0 FINANCIAL HIGHLIGHTS

	For the three months		For the nine months
	ended Sept. 30		ended Sept. 30
(in millions, except percentages and per-share data)	2008	2007	2008	2007
Revenues	$1,264.7	$1,187.9	$3,631.9	$3,519.3
Operating income(1)	303.2	321.7	752.5	858.7
Income, before FX on LTD and other specified items(1)	186.4	190.3	453.2	487.7
Net income	172.7	218.6	418.4	603.9

Basic earnings per share	1.12	1.43	2.72	3.91
Diluted earnings per share	1.11	1.41	2.70	3.87
Diluted earnings per share, before FX on LTD and other specified items(1)	1.20	1.23	2.92	3.13
Dividends declared per share	0.2475	0.2250	0.7425	0.6750

Free cash(1)	(0.9)	96.5	(170.2)	259.1
Total assets at September 30	14,049.7	11,801.5	14,049.7	11,801.5
Total long-term liabilities at September 30(2)	6,606.8	5,512.1	6,606.8	5,512.1

Operating ratio	76.0%	72.9%	79.3%	75.6%
Return on capital employed(1)	9.1%	10.4%	9.1%	10.4%

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of operating income, income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0. A reconciliation of free cash to the change in cash as presented in the financial statements is provided in Section 13.4.

(2)	This measure has no standardized meaning prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. It is defined as the sum of deferred liabilities, long-term debt and future income taxes.
5.0 OPERATING RESULTS
5.1 Income
Operating income (See Section 6.0 Non-GAAP Earnings) in the three months ended September 30, 2008 was $303.2 million, down $18.5 million, or 5.8%, from $321.7 million for the same period in 2007. Operating income for the first nine months of 2008 was $752.5 million, down $106.2 million or 12.4% from $858.7 million for the same period in 2007.
The decrease in the third quarter of 2008 was primarily due to both the softening economy which resulted in lower volumes, as well as the impact of higher fuel expenses. The lower volumes were partially offset by improved pricing, while fuel expenses were partially offset by the fuel price recovery program. Also impacting the third quarter of 2008 were:
•	lower land sales;

•	higher casualty expenses; and

•	a settlement gain in the third quarter of 2007 on the release of certain-post retirement benefit liabilities due to the assumption of these obligations by a U.S. national multi-employer benefit plan.
The decrease in first nine months of 2008 was primarily due to:
•	higher fuel expenses driven by higher West Texas Intermediate (“WTI”) prices, net of fuel recoveries;

•	unfavourable changes in volume and mix;

•	higher casualty related expenses despite an improved frequency rate, due to higher severity;

•	lower land sales; and

•	unfavourable impact of foreign exchange.
These decreases to operating income for the first nine months of 2008 were partially offset by increases in revenues for industrial and consumer products, intermodal, and coal.
Net income for the third quarter of 2008 was $172.7 million, down $45.9 million, or 21.0%, from $218.6 million for the same period in 2007. Net income for the first nine months of 2008 was $418.4 million, down $185.5 million, or 30.7%, from $603.9 million for the same period in 2007.

3

These decreases were primarily due to:
•	lower FX gains on US dollar-denominated long-term debt (“LTD”);

•	lower operating income; and

•	the after-tax change in estimated fair value of our investment in Canadian third party asset-backed commercial paper (“ABCP”, discussed further in Section 10.3)
Higher interest expense in both the third quarter and first nine months of 2008 was primarily due to the funding required for our acquisition of Dakota, Minnesota and Eastern Railroad Corporation (“DM&E”, discussed further in Section 13.3). However, the after tax cost of the interest was more than offset by equity earnings from our investment in DM&E.
The decreases in net income in the third quarter and first nine months of 2008 were partially offset by lower income tax expense driven by lower tax rates.
5.2 Diluted Earnings per Share
Diluted EPS, which is defined in Section 24.0, was $1.11 in the third quarter of 2008, a decrease of $0.30, or 21.3%. Diluted EPS for the first nine months of 2008 was $2.70, a decrease of $1.17 or 30.2%. These decreases reflected lower net income mainly due to lower gains on FX on LTD, lower operating income and the after-tax change in estimated fair value of our investment in ABCP (discussed further in Section 10.3).
Diluted EPS excluding FX gains and losses on long-term debt (“FX on LTD”) and other specified items was $1.20 in the third quarter of 2008, a decrease of $0.03, or 2.4%. Diluted EPS excluding FX on LTD and other specified items for the first nine months of 2008 was $2.92, a decrease of $0.21, or 6.7%. These decreases were mainly due to lower income before FX on LTD and other specified items, mainly caused by lower operating income. Diluted EPS excluding FX on LTD and other specified items is discussed further in Section 6.0.
5.3 Operating Ratio
Our operating ratio increased to 76.0% in the third quarter of 2008, compared with 72.9% for the same period in 2007. This ratio was 79.3% for the first nine months of 2008 compared with 75.6% for the same period in 2007. These increases were primarily due to higher fuel expenses (discussed further in Section 9.2) The operating ratio provides the percentage of revenues used to operate the railway, and is calculated as operating expenses divided by revenues. A lower percentage normally indicates higher efficiency in the operation of the railway.
5.4 Return on Capital Employed
Return on capital employed (“ROCE”) at September 30, 2008 was 9.1%, down 1.3%, compared with 10.4% at September 30, 2007. This decrease was primarily due to an increase in net debt resulting from the financing obtained for the acquisition of DM&E (discussed further in Section 17.0), as well as lower earnings before after-tax interest expense. ROCE is discussed further in Section 6.0.

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5.5 Impact of Foreign Exchange on Earnings

	For the three	For the nine
	months ended	months ended
EFFECT ON EARNINGS DUE TO THE CHANGE IN FOREIGN EXCHANGE	Sept. 30	Sept. 30
(in millions, except foreign exchange rate)	2008 vs. 2007
Average foreign exchange rates	$1.04 vs. $1.06	$1.01 vs $1.12

Freight revenues
Grain	$(2)	$(28)
Coal	(0)	(5)
Sulphur and fertilizers	(1)	(14)
Forest products	(1)	(14)
Industrial and consumer products	(2)	(28)
Automotive	(0)	(11)
Intermodal	(1)	(18)
Other revenues	(0)	(2)

(Unfavourable) favourable effect	(7)	(120)

Operating expenses
Compensation and benefits	2	21
Fuel	4	39
Materials	1	8
Equipment rents	1	12
Depreciation and amortization	0	4
Purchased services and other	1	12

Favourable (unfavourable) effect	9	96

(Unfavourable) favourable effect on operating income (1)	2	(24)

Other expenses
Other charges	0	1
Interest expense	1	10
Income tax expense, before FX on LTD and other specified items (1)	1	8

Effect on income, before FX on LTD and other specified items (1)	$4	$(5)

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0.
The Canadian dollar strengthened against the US dollar on average by approximately 2% during the third quarter, and 10% for the first nine months of 2008 compared with the same periods in 2007. The average FX rate for converting US dollars to Canadian dollars decreased to $1.04 in the third quarter of 2008 from $1.06 in the third quarter 2007 and decreased to $1.01 for the first nine months of 2008 compared to $1.12 for the nine months of 2007. The adjoining table shows the approximate impact of the change in FX on our revenues and expenses, and income before FX on LTD and other specified items. This analysis does not include the impact of the change in FX on balance sheet accounts or FX hedging activity.
On average, a $0.01 strengthening (or weakening) of the Canadian dollar reduces (or increases) annual operating income by approximately $2 million to $5 million. However, a large movement in FX can lead to a change in operating income that falls outside of the aforementioned range. FX fluctuations increased operating income by approximately $2 million in the third quarter of 2008 and decreased operating income by approximately $24 million for the first nine months of 2008 compared with the same periods for 2007, as illustrated in the adjoining table. From time to time, we use FX forward contracts to partially hedge the impact on our business of FX transaction gains and losses and other economic factors.
6.0 NON-GAAP EARNINGS
We present non-GAAP earnings and cash flow information in this MD&A to provide a basis for evaluating underlying earnings and liquidity trends in our business that can be compared with the results of our operations in prior periods. These non-GAAP earnings exclude foreign currency translation effects on LTD which can be volatile and short term. In addition these non-GAAP measures exclude other specified items (discussed further in Section 6.2) that are not among our normal ongoing revenues and operating expenses.
The adjoining table details a reconciliation of operating income and income, before FX on LTD and other specified items, to net income, as presented in the financial statements. Free cash is calculated as cash provided by operating activities, less cash used in investing activities, dividends paid and excluding changes in the accounts receivable securitization program, and is adjusted for the acquisition of DM&E and the investment in ABCP. The measure is used by management to provide information with respect to investment and financing decisions and provides a comparable measure for period to period changes. Free cash is discussed further and is reconciled to the change in cash as presented in the financial statements in Section 13.4.
Earnings measures that exclude FX on LTD and other specified items, operating income, adjusted diluted EPS, ROCE, net-debt to net-debt-plus-equity ratio, interest coverage ratio and free cash as described in this MD&A have no standardized meanings and are not defined by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures presented by other companies. Operating income is calculated as revenues less operating expenses and is a common measure of profitability used by management. Income, before FX on LTD and other specified items provides management with a measure of income that can help in a period to period comparable assessment of long term profitability and also allows management and other external users of our financial statements to compare our profitability on a long-term basis with that of our peers. ROCE reported quarterly represents the return over the current quarter and the previous three quarters. The measure is used by management to assess profitability of investments in the railway. It also provides management and external users of our financial statements with a measure of profitability on a period by period basis and in comparison to our peers. Diluted EPS, before FX on LTD and other

5

specified items is also referred to as adjusted diluted EPS. ROCE is measured as income before FX on LTD and other specified items plus after-tax interest expense divided by average net debt plus equity. It does not have a comparable GAAP measure to which it can be reconciled.
Net-debt to net-debt-plus-equity ratio and interest coverage ratio (discussed further in Sections 13.3.1 and 13.3.2) represent two of many metrics used in assessing the Company’s capital structure and debt servicing capabilities, and they do not have a comparable GAAP measure to which they can be reconciled. These ratios both provide indicators of our capital structure and debt servicing capabilities, and how these have changed, period over period and in comparison to our peers. They also are leading indicators of our coverage position. Interest coverage ratio reported quarterly is measured on a twelve-month rolling basis.

SUMMARIZED STATEMENT OF CONSOLIDATED INCOME	For the three months		For the nine months
(reconciliation of non-GAAP earnings to GAAP earnings)	ended Sept. 30		ended Sept. 30
(in millions, except diluted EPS)	2008	2007	2008	2007
Revenues	$1,264.7	$1,187.9	$3,631.9	$3,519.3
Operating expenses	961.5	866.2	2,879.4	2,660.6

Operating income(1)	303.2	321.7	752.5	858.7

Other charges	2.8	8.1	14.4	21.1
Equity income (net of tax) in DM&E	(16.5)	—	(40.9)	—
Interest expense	64.5	44.9	187.3	140.9
Income tax expense, before income tax on FX on LTD and other specified items (1)	66.0	78.4	138.5	209.0

Income, before FX on LTD and other specified items(1)	186.4	190.3	453.2	487.7

Foreign exchange (gains) losses on long-term debt
FX on LTD — (gains) losses	2.9	(64.3)	12.4	(161.5)
Income tax (benefit) expense on FX on LTD	(9.0)	21.0	(12.4)	47.4

FX on LTD, net of tax — (gain) loss	(6.1)	(43.3)	—	(114.1)
Other specified items
Change in estimated fair value of ABCP	28.1	21.5	49.4	21.5
Income tax on change in estimated fair value of ABCP	(8.3)	(6.5)	(14.6)	(6.5)

Change in estimated fair value of ABCP, net of tax	19.8	15.0	34.8	15.0
Income tax benefits due to rate reductions	—	—	—	(17.1)

Net income	$172.7	$218.6	$418.4	$603.9

Diluted EPS, before FX on LTD and other specified items(1)	$1.20	$1.23	$2.92	$3.13
Diluted EPS, related to FX on LTD, net of tax(1)	0.04	0.28	—	0.73
Diluted EPS, related to other specified items, net of tax(1)	(0.13)	(0.10)	(0.22)	0.01

Diluted EPS, as determined under GAAP	$1.11	$1.41	$2.70	$3.87

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in this section of the MD&A.
6.1 Foreign Exchange Gains and Losses on Long-Term Debt
FX on LTD arises mainly as a result of translating US dollar-denominated debt into Canadian dollars. We calculate FX on LTD using the difference in FX rates at the beginning and at the end of each reporting period. The FX gains and losses are mainly unrealized and can only be realized when net US dollar-denominated LTD matures or is settled. Income, before FX on LTD and other specified items, is disclosed in the table above and excludes FX on LTD from our earnings in order to eliminate the impact of volatile short-term exchange rate fluctuations. At September 30, 2008, for every $0.01 the Canadian dollar weakens (or strengthens) relative to the US dollar, the conversion of US dollar-denominated long-term debt to Canadian dollars creates a pre-tax FX loss (or gain) of approximately $0.01 million, net of hedging.
On a pre-tax basis, we recorded FX losses on LTD of $2.9 million in the third quarter of 2008, as the Canadian dollar exchange rate weakened to $1.0642, compared with $1.0197 at June 30, 2008. We also recorded foreign exchange losses on LTD of $12.4 million for the first nine months of 2008, as the Canadian dollar weakened from $0.9913 at December 31, 2007, relative to the US dollar. We recorded FX gains on LTD of $64.3 million before tax in third quarter 2007, and $161.5 million in the first nine months of 2007. In the comparative 2007 periods, the gains were the result of a strengthening of the Canadian dollar against the US dollar. In the 2008 periods, the losses are the result of a weakening of the Canadian dollar against the US dollar.

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Income tax expense (or benefit) related to FX on LTD is discussed further in Section 10.5.
6.2 Other Specified Items
Other specified items are material transactions that may include, but are not limited to, restructuring and asset impairment charges, gains and losses on non-routine sales of assets, unusual income tax adjustments, and other items that do not typify normal business activities.
In the first and third quarters of 2008, we recorded charges of $15.0 million after tax ($21.3 million before tax) and $19.8 million after tax ($28.1 million before tax) respectively, to reflect the change in the estimated fair value of ABCP (discussed further in Section 10.3).
In the third quarter of 2007, we recorded a charge of $15.0 million after tax ($21.5 million before tax) to reflect the change in estimated fair value of ABCP (discussed further in Section 10.3).
In the second quarter of 2007, the Government of Canada substantially enacted legislation to reduce corporate income tax rates starting in 2011. We recorded a future income tax benefit of $17.1 million to reflect the positive impact of these tax rate reductions in transactions in prior years for which future taxes will be paid.
7.0 LINES OF BUSINESS
7.1 Volumes

	For the three months		For the nine months
	ended Sept. 30		ended Sept. 30
VOLUMES	2008	2007	2008	2007
Carloads (in thousands)
Grain	87.7	100.9	267.7	281.4
Coal	70.3	70.7	212.3	204.2
Sulphur and fertilizers	45.4	47.6	151.1	159.1
Forest products	23.9	28.1	71.5	88.1
Industrial and consumer products	84.3	78.0	251.6	232.9
Automotive	34.5	38.6	110.9	126.7
Intermodal	324.6	323.5	936.4	923.0

Total carloads	670.7	687.4	2,001 .5	2,015.4

Revenue ton-miles (in millions)
Grain	6,491	7,614	20,764	22,407
Coal	5,455	5,400	16,659	15,817
Sulphur and fertilizers	4,722	4,967	15,704	16,057
Forest products	1,458	1,867	4,421	5,886
Industrial and consumer products	4,649	4,228	13,791	12,538
Automotive	530	566	1,723	1,850
Intermodal	7,381	7,907	21,645	22,257

Total revenue ton-miles	30,686	32,549	94,707	96,812

Changes in freight volumes generally contribute to corresponding changes in freight revenues and certain variable expenses, such as fuel, equipment rents and crew costs.
Volumes in the third quarter of 2008, as measured by total carloads, decreased by 16,700, or 2.4%, and RTMs decreased by 1,863 million, or 5.7%, compared with the same period in 2007. Volumes in the first nine months of 2008 as measured by total carloads decreased by 13,900 or 0.7% and RTMs decreased by 2,105 million, or 2.2% compared with the same period in 2007.
The decrease in carloads and RTMs in third quarter 2008 was mainly due to:
•	lower grain volumes due to a late harvest in Canada and the U.S.;

•	continued weakness in forest products due to a slowdown in the US housing market; and

•	declining overall US auto sales.
The decrease in RTMs in the third quarter was also impacted by a shift in intermodal business patterns resulting in decreased average length of haul and RTMs, despite increased intermodal shipments.
The decrease in carloads and RTMs in the first nine months of 2008 was mainly due to:
•	continued weakness in forest products due to a slowdown in the US housing market;

•	declining auto sales due to a slowing economy; and

•	lower grain inventories and a late harvest.
These decreases were partially offset by increased industrial product shipments driven by continued economic growth in Western Canada and continued strong global demand for metallurgical coal resulting in increased shipments through the western corridor.

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7.2 Revenues
Our revenues are primarily derived from transporting freight. Other revenues are generated mainly from leasing of certain assets, switching fees, land sales and income from business partnerships.
One customer comprised 11.9% and 11.6% of total revenues for nine months ended September 30, 2008 and September 30, 2007, respectively. The same customer comprised 4.7% and 6.0% of total accounts receivable at September 30, 2008 and September 30, 2007, respectively.

	For the three months		For the nine months
REVENUES	ended Sept. 30		ended Sept. 30
(in millions)	2008	2007	2008	2007
Grain	$2 27.5	$237.8	$662.9	$681.4
Coal	155.5	148.7	468.0	442.4
Sulphur and fertilizers	122.5	113.9	391.1	380.8
Forest products	65.7	68.0	182.1	214.3
Industrial and consumer products	197.4	159.3	550.1	470.0
Automotive	83.1	71.4	241.9	242.0
Intermodal	387.8	348.5	1,060.9	981.7

Total freight revenues	1,239.5	1,147.6	3,557.0	3,412.6

Other revenues	25.2	40.3	74.9	106.7

Total revenues	$1,264.7	$1,187.9	$3,631.9	$3,519.3

7.2.1 Freight Revenues
Freight revenues are earned from transporting bulk, merchandise and intermodal goods, and include fuel recoveries billed to our customers. Freight revenues were $1,239.5 million in the third quarter of 2008, an increase of $91.9 million, or 8.0% over the same period in 2007. Freight revenues were $3,557.0 million in the first nine months of 2008, an increase of $144.4 million or 4.2%.
Freight revenues in the third quarter and first nine months of 2008 increased mainly due to improvements in freight rates, including our fuel price recovery program and continued growth in industrial product shipments and coal.
These increases were partially offset by:
•	a provision for the Canadian Transportation Agency (“Agency”) decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the Canadian Transportation Act (“CTA”) (discussed further in Section 20.2.1);

•	the unfavourable impact of the change in FX of approximately $7 million in the third quarter of 2008 and $120 million for the first nine months of 2008;

•	lower grain shipments; and

•	continued weakness in forest products.
7.2.1.1 Grain
Grain revenues for the third quarter of 2008 were $227.5 million, a decrease of $10.3 million, or 4.3%, from $237.8 million for the same period in 2007. Grain revenues for the first nine months of 2008 were $662.9 million a decrease of $18.5 million, or 2.7%, from $681.4 million for the same period in 2007. These decreases were primarily due to:
•	a provision for the Agency decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA (CP has filed an appeal of this decision; see Section 20.2.1 for further information);

•	lower Canadian grain volumes due to lower grain inventories combined with the late harvest; and

•	the unfavourable impact of the change in FX of approximately $2 million in the third quarter and $28 million for the first nine months of 2008.
These decreases were partially offset by higher freight rates and an increase in US grain shipments driven by higher crop yields along with strong commodity prices.
7.2.1.2 Coal
Coal revenues for the third quarter of 2008 were $155.5 million, an increase of $6.8 million, or 4.6%, from $148.7 million for the same period in 2007. Coal revenues for the first nine months of 2008 were $468.0 million, an increase of $25.6 million, or 5.8%, from $442.4 million for the same period in 2007. This reflects continued strong global demand for metallurgical coal and improvements in freight rates, partially offset by the unfavourable impact of the change in FX of approximately $5 million in the first nine months of 2008.

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7.2.1.3 Sulphur and Fertilizers
Sulphur and fertilizers revenues for the third quarter of 2008 were $122.5 million, an increase of $8.6 million, or 7.6%, from $113.9 million for the same period in 2007. For the first nine months of 2008, these revenues were $391.1 million, an increase of $10.3 million or 2.7% from $380.8 million for the same period in 2007. These increases were primarily due to improvements in freight rates, partially offset by decreased supply of sulphur and potash due to customer production issues. They were also partially offset by the unfavourable impact of FX of approximately $1 million for the third quarter and $14 million for the first nine months of 2008.
7.2.1.4 Forest Products
Forest products revenues for the third quarter of 2008 were $65.7 million, a decrease of $2.3 million, or 3.4%, from $68.0 million for the same period in 2007. For the first nine months of 2008, these revenues were $182.1 million, a decrease of $32.2 million or 15.0% from $214.3 million. These decreases were primarily due to:
•	soft demand for lumber and panel products caused by a continued slowdown in the US housing market;

•	continued customer mill closures and plant shutdowns;

•	the impact of the strengthening of the Canadian dollar, which has led to decreased market competitiveness for Canadian producers; and

•	the unfavourable impact of the change in FX of approximately $1 million for the third quarter of 2008 and $14 million for the first nine months of 2008.
These decreases were partially offset by improvements in freight rates.
7.2.1.5 Industrial and Consumer Products
Industrial and consumer products revenues for the third quarter of 2008 were $197.4 million, an increase of $38.1 million, or 23.9%, from $159.3 million for the same period in 2007. For the first nine months of 2008, these revenues were $550.1 million, an increase of $80.1 million or 17.0% from $470.0 million. These increases were primarily due to continued economic growth in Western Canada as well as improvements in freight rates. These increases were partially offset by the unfavourable impact of the change in FX of approximately $2 million in the third quarter of 2008, and $28 million in the first nine months of 2008.
7.2.1.6 Automotive
Automotive revenues for the third quarter of 2008 were $83.1 million, an increase of $11.7 million, or 16.4%, from $71.4 million for the same period in 2007. This increase was primarily due to improvements in freight rates.
For the first nine months of 2008, these revenues were $241.9 million, a decrease of $0.1 million or 0.0% from $242.0 million. This decrease was primarily due to:
•	lower volumes as a result of the impact of the American Axle strike;
•	the unfavourable impact of the change in FX of approximately $11 million in the first nine months of 2008; and
•	the weakening of US auto sales resulting in reduced production.
The decrease was partially offset by improvements in freight rates.
7.2.1.7 Intermodal
Intermodal revenues for the third quarter of 2008 were $387.8 million, an increase of $39.3 million, or 11.3%, from $348.5 million for the same period in 2007. For the first nine months of 2008, these revenues were $1,060.9 million, an increase of $79.2 million, or 8.1%, from $981.7 million. These increases were primarily due to improvements in freight rates and growth in our domestic intermodal business, partially offset by the unfavourable impact of the change in FX of approximately $1 million for the third quarter of 2008, and $18 million for the first nine months of 2008.
7.2.2 Other Revenues
Other revenues for the third quarter of 2008 were $25.2 million, a decrease of $15.1 million or 37.5% from $40.3 million for the same period in 2007. For the first nine months of 2008, these revenues were $74.9 million, a decrease of $31.8 million or 29.8% from $106.7 million. These decreases were primarily due to lower land sales in 2008, which were partially offset by increased leasing revenues.

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7.2.3 Freight Revenue per Carload

	For the three months		For the nine months ended
FREIGHT REVENUE PER CARLOAD	ended Sept. 30		Sept. 30
($)	2008	2007	2008	2007
Freight revenue per carload	1,848	1,669	1,777	1,693

Grain	2,594	2,357	2,476	2,421
Coal	2,212	2,103	2,204	2,167
Sulphur and fertilizers	2,698	2,393	2,588	2,393
Forest products	2,749	2,420	2,547	2,432
Industrial and consumer products	2,342	2,042	2,186	2,018
Automotive	2,409	1,850	2,181	1,910
Intermodal	1,195	1,077	1,133	1,064

Total freight revenue per carload in the third quarter and first nine months of 2008 improved over comparable periods in 2007. The increases of 10.7% for the third quarter and 5.0% for the first nine months of the year reflected improvements in freight rates, including our fuel price recovery program, which were partially offset by the unfavourable impact of the change in FX.
8.0 PERFORMANCE INDICATORS
The indicators listed in this table are key measures of our operating performance. Definitions of these performance indicators are provided in Section 24.0.

	For the three months ended		For the nine months ended
PERFORMANCE INDICATORS(1)	Sept. 30		Sept. 30
	2008	2007	2008	2007
Safety indicators
FRA personal injuries per 200,000 employee-hours	1.75	2.08	1.44	1.98
FRA train accidents per million train-miles	1.48	2.39	1.77	2.17
Efficiency and other indicators
Gross ton-miles (“GTM”) of freight (millions)	59,866	62,177	182,124	184,218
Car miles per car day	145.2	147.4	143.5	143.1
U.S. gallons of locomotive fuel consumed per 1,000 GTMs – freight and yard	1.13	1.16	1.20	1.20
Terminal dwell (hours)	21.3	20.1	22.3	21.9
Average train speed (miles per hour)	23.9	23.8	23.8	23.5
Number of active employees – end of period	16,189	16,037	16,189	16,037
Freight revenue per RTM (cents)	4.04	3.53	3.76	3.52

(1)	Certain comparative period figures have been updated to reflect new information.
8.1 Safety Indicators
Safety is a key priority for our management and Board of Directors. Our two main safety indicators – personal injuries and train accidents – follow strict US Federal Railroad Administration (“FRA”) reporting guidelines.
The FRA personal injury rate per 200,000 employee-hours was 1.75 for the third quarter of 2008, an improvement of 15.9%, compared with 2.08 for the same period in 2007. This rate was 1.44 for the nine month period ended September 30, 2008, an improvement of 27.3%, compared with 1.98.
The FRA train accident rate for the third quarter of 2008 was 1.48 accidents per million train-miles, an improvement of 38.1%, compared with 2.39. This rate was 1.77 for the first nine months of 2008, an improvement 18.4%, compared with 2.17.
8.2 Efficiency and Other Indicators
GTMs decreased 3.7% in the third quarter of 2008, and 1.1% for the first nine months of 2008 compared with the same periods in 2007. The decrease in the third quarter and first nine months of 2008 was mainly due to a reduction in the volume of forest products, grain and automotive, partially offset by growth in industrial and consumer products, and intermodal. Fluctuations in GTMs normally drive fluctuations in certain variable costs, such as fuel and train crew costs.
Car miles per car day decreased by 1.5% in the third quarter of 2008 and remained relatively unchanged for the first nine months of 2008. The third quarter decrease is primarily the result of a shift in intermodal business patterns resulting in decreased average length of haul despite increased shipments.
US gallons of locomotive fuel consumed per 1,000 GTMs in both freight and yard activity decreased by 2.6% for the third quarter of 2008 and was flat for the first nine months of 2008. The third quarter improvement was primarily due to our ongoing fuel-conservation programs. These efforts were offset for the first nine months of 2008 by difficult winter operating conditions in the first quarter of 2008.

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Terminal dwell, the average time a freight car resides in a terminal, increased by 6.0% in the third quarter, and increased by 1.8% for the first nine months of 2008 compared to the same periods in 2007. These increases were largely due to significant flood events in the U.S. Midwest and subsequent recovery in the third quarter of 2008. The first nine months of 2008 was also affected by difficult winter conditions in the first quarter of 2008.
Average train speed improved by 0.4% in the third quarter and improved by 1.3% in the first nine months of 2008. This improvement was largely driven by continuous focus on the execution of our Integrated Operating Plan (discussed in Section 2.0).
The number of active employees at September 30, 2008 increased by 152, or 0.9%, compared with September 30, 2007. This increase was primarily due to the number of employees added to work on capital projects. Excluding those working on capital projects, the number of employees increased by 17, or 0.1%. Approximately 13% of employees were assigned to capital projects at September 30, 2008 as well as at September 30, 2007.
Freight revenue per RTM in the third quarter improved by 14.4%, and 6.8% for the first nine months of 2008, compared with the same periods in 2007. These increases were the result of improvements in freight rates and mix, which were offset by the unfavourable impact of the change in FX.
9.0 OPERATING EXPENSES, BEFORE OTHER SPECIFIED ITEMS

OPERATING EXPENSES, BEFORE	For the three months ended Sept. 30				For the nine months ended Sept. 30
OTHER SPECIFIED ITEMS	2008		2007		2008		2007
(in millions)	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue	Expense	% of revenue
Compensation and benefits	$312.3	24.7	$313.5	26.4	$956.1	26.3	$975.8	27.7
Fuel	275.8	21.8	185.6	15.6	766.3	21.1	550.5	15.6
Materials	49.3	3.9	49.6	4.2	171.3	4.7	167.6	4.8
Equipment rents	44.4	3.5	49.6	4.2	136.4	3.8	162.4	4.6
Depreciation and amortization	120.8	9.5	118.0	9.9	365.4	10.1	355.7	10.1
Purchased services and other	158.9	12.6	149.9	12.6	483.9	13.3	448.6	12.8

Total	$961.5	76.0	$866.2	72.9	$2,879.4	79.3	$2,660.6	75.6

Operating expenses, before other specified items, were $961.5 million for the third quarter of 2008, up $95.3 million from the same period in 2007, or 11.0%, from $866.2 million and $2,879.4 million for the first nine months of 2008, up $218.8 million or 8.2%, from $2,660.6 million.
Operating expenses for the third quarter and the first nine months of 2008 increased primarily due to:
•	higher fuel prices driven by higher WTI prices;

•	increased purchased services and other, due to higher casualty related expenses despite an improved frequency rate, due to higher severity; and

•	higher depreciation and amortization primarily driven by the addition of capital assets.
These increases in operating expenses were partially offset by the favourable impact of the change in FX of approximately $9 million in the third quarter of 2008, and approximately $96 million for the first nine months of 2008 and lower equipment rents.
9.1 Compensation and Benefits
Compensation and benefits expense was $312.3 million in the third quarter of 2008, a decrease of $1.2 million, or 0.4%, from $313.5 million for the same period in 2007. Compensation and benefits expense was $956.1 million for the first nine months of 2008, down $19.7 million or 2.0%, from $975.8 million.
Decreases in the third quarter and first nine months of 2008 were primarily due to:
•	lower employee incentive compensation;

•	the favourable impact of the change in FX of approximately $2 million for the third quarter and $21 million for the first nine months of 2008; and

•	lower pension expenses.
These decreases were partially offset by a settlement gain in the third quarter of 2007 on the release of certain-post retirement benefit liabilities due to the assumption of these obligations by a U.S. national multi-employer benefit plan.

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9.2 Fuel
Fuel expense was $275.8 million in the third quarter of 2008, an increase of $90.2 million, or 48.6%, from $185.6 million. Fuel expense was $766.3 million for the first nine months of 2008, an increase of $215.8 million, or 39.2%, from $550.5 million. For the third quarter and first nine months of 2008, these increases were primarily due to higher WTI prices.
These increases were partially offset by decreased volumes in the third quarter of 2008. The increase in fuel prices was partially mitigated by the favourable impact of the change in FX of approximately $4 million for the third quarter of 2008 and approximately $39 million for the first nine months of the year. Fuel price increases were also mitigated by our fuel recovery program (the benefits of which are reflected in freight revenues).
9.3 Materials
Materials expense was $49.3 million in the third quarter 2008, a decrease of $0.3 million, or 0.6%, from $49.6 million. Materials expense was $171.3 million in the first nine months of 2008, an increase of $3.7 million, or 2.2%, from $167.6 million. The decrease in the third quarter of 2008 was primarily due to the favourable change in FX of approximately $1 million. This was partially offset by higher input costs. The year to date increase was mainly due to higher input costs including highway vehicle fuel and materials expense related to casualty. This increase was partially offset by the favourable impact of the change in FX of approximately $8 million for the first nine months of 2008.
9.4 Equipment Rents
Equipment rents expense was $44.4 million in the third quarter of 2008, a decrease of $5.2 million, or 10.5%, from $49.6 million. Equipment rents expense was $136.4 million in the first nine months of 2008, a decrease of $26.0 million, or 16.0%, from $162.4 million. These decreases were due to higher recoveries for freight cars and locomotives on foreign railroads. Decreases in volume and the favourable impact of the change in FX of approximately $1 million for the third quarter of 2008 and approximately $12 million for the first nine months of 2008 also contributed to these decreases. These improvements were partially offset by higher costs due to network and supply chain disruptions in the first nine months of 2008.
9.5 Depreciation and Amortization
Depreciation and amortization expense was $120.8 million in the third quarter of 2008, an increase of $2.8 million, or 2.4%, from $118.0 million. Depreciation and amortization expense was $365.4 million in the first nine months of 2008, an increase of $9.7 million, or 2.7%, from $355.7 million. The third quarter increase was primarily due to the accelerated depreciation of certain software, partially offset by increased retirements. The year to date increase was primarily due to additions to capital assets especially to track and, accelerated depreciation of software. This increase was partially offset by asset retirements, rate adjustments and the impact of the change in FX of approximately $4 million for the first nine months of 2008.
9.6 Purchased Services and Other
Purchased services and other expense was $158.9 million in third quarter 2008, an increase of $9.0 million, or 6.0%, from $149.9 million. Purchased services and other expense was $483.9 million in the first nine months of 2008, an increase of $35.3 million, or 7.9%, from $448.6 million. The increase in the third quarter of 2008 was mainly due to casualty related expenses. The increase in the first nine months of 2008 was mainly due to casualty related expenses due to higher severity (despite an improved frequency rate) and harsh weather conditions. These increases were partially offset by the favourable impact of the change in FX of approximately $1 million for the third quarter of 2008, and $12 million for the first nine months of 2008, and one time CP strike-related expenses in the second quarter of 2007.
10.0 OTHER INCOME STATEMENT ITEMS
10.1 Other Charges
Other charges was an expense of $2.8 million in the third quarter of 2008, a decrease of $5.3 million or 65.4%, compared to $8.1 million for the same period in 2007. Other charges was an expense of $14.4 million in the nine months of 2008, a decrease of $6.7 million or 31.8%, compared to $21.1 million. These decreases were the result of lower restructuring accretion costs and fewer losses on the sale of accounts receivable as a result of the termination of our accounts receivable program in the second quarter of 2008.
10.2 Equity Income in Dakota, Minnesota & Eastern Railroad Corporation
Equity income in DM&E was $16.5 million in the third quarter and $40.9 million for the first nine months of 2008. The inclusion of the equity earnings of DM&E began in the fourth quarter of 2007.
10.3 Change in Estimated Fair Value of Canadian Third Party Asset-backed Commercial Paper
At September 30, 2008, the Company held ABCP issued by a number of trusts with an original cost of $143.6 million. At the dates the Company acquired these investments they were rated R1 (High) by DBRS Limited (“DBRS”), the highest credit rating

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issued for commercial paper, and backed by R1 (High) rated assets and liquidity agreements. These investments matured during the third quarter of 2007 but, as a result of liquidity issues in the ABCP market, did not settle on maturity. As a result, the Company has classified its ABCP as long-term investments after initially classifying them as Cash and cash equivalents.
On August 16, 2007, an announcement was made by a group representing banks, asset providers and major investors on an agreement in principle to a long-term proposal and interim agreement to convert the ABCP into long-term floating rate notes maturing no earlier than the scheduled maturity of the underlying assets. On September 6, 2007, a pan-Canadian restructuring committee consisting of major investors was formed. The committee was created to propose a solution to the liquidity problem affecting the ABCP and has retained legal and financial advisors to oversee the proposed restructuring process.
The ABCP in which the Company has invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available.
On March 17, 2008, a court order was obtained which commenced the process of restructuring the ABCP under the protection of the Companies’ Creditors Arrangement Act (“CCAA”). A vote of the holders of the ABCP approving the restructuring occurred on April 25, 2008, and on June 25, 2008 a court order sanctioning the restructuring of the ABCP was made pursuant to the CCAA. All appeals of the sanction order have been dismissed or denied and it is now final.
On March 20, 2008, the pan-Canadian restructuring committee issued an Information Statement containing details about the proposed restructuring. Based on this and other public information it is estimated that, of the $143.6 million of ABCP in which the Company has invested:
•	$12.5 million is represented by traditional securitized assets and the Company will, on restructuring, receive replacement Traditional Asset (TA) Tracking long-term floating rate notes with a maturity of approximately eight and one-half years. As the underlying assets are primarily comprised of cash and Canadian Lines of Credit which are subject to an offer to repurchase at par value, the Company has assumed that these notes will be repaid in full significantly in advance of maturity;

•	$117.7 million is represented by a combination of leveraged collateralized debt, synthetic assets and traditional securitized assets and the Company will, on restructuring, receive replacement senior Class A-1 and Class A-2 and subordinated Class B and Class C long-term floating rate notes with maturities of approximately eight years and nine months. The Company expects to receive replacement notes with par values as follows:
•	Class A-1: $59.7 million

•	Class A-2: $46.5 million

•	Class B: $8.0 million

•	Class C: $3.5 million
The replacement senior notes are expected to obtain a AA rating while the replacement subordinated notes are likely to be unrated; and

•	$13.4 million is represented by assets that have an exposure to US mortgages and sub-prime mortgages and assets that are held in a satellite trust that will be terminated when the restructuring is effective. On restructuring, the Company is likely to receive Ineligible Asset (IA) Tracking long-term floating rate notes with maturities of approximately between five years and three months and eight years and seven months. In addition, the Company will receive other tracking notes of approximately $1.2 million which are expected to be paid down when the restructuring is effective, with recoveries of 5.9% of principal. Certain of these notes may be rated, although at this time the pan-Canadian restructuring committee has provided no indication of the rating these notes may receive. DBRS has indicated that certain IA tracking notes may be unrated.
The valuation technique used by the Company to estimate the fair value of its investment in ABCP at September 30, 2008, incorporates probability weighted discounted cash flows considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments. The assumptions used in determining the estimated fair value reflect the details included in the Information Statement issued by the pan-Canadian restructuring committee and the risks associated with the long-term floating rate notes. The interest rates and maturities of the various long-term floating rate notes, discount rates and credit losses modelled are:

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Probability weighted average interest rate	3.6 per cent
Weighted average discount rate	8.1 per cent
Maturity of long-term floating rate notes	five to nine years, other than certain tracking notes to be paid down on restructuring
Credit losses	rated notes(1): nil to 55 percent
unrated notes(2): 15 to 100 percent

(1)	TA Tracking, Class A-1 and Class A-2 senior notes and IA Tracking notes.

(2)	Class B and Class C subordinated notes and other tracking notes.
Interest rates and credit losses vary by each of the different replacement long-term floating rate notes to be issued as each has different credit ratings and risks. Interest rates and credit losses also vary by the different probable cash flow scenarios that have been modelled.
Discount rates vary dependent upon the credit rating of the replacement long-term floating rate notes. Discount rates have been estimated using Government of Canada benchmark rates plus expected spreads for similarly rated instruments with similar maturities and structure.
Maturities vary by different replacement long-term floating rate notes as a result of the expected maturity of the underlying assets.
One of the cash flow scenarios modelled is a liquidation scenario whereby, if the restructuring is not successfully completed, recovery of the Company’s investment is through the liquidation of the underlying assets of the ABCP trusts. In addition, while the likelihood is remote, there remains a possibility that a liquidation scenario may occur even with a successful approval of the restructuring plan.
In addition, assumptions have also been made as to the amount of restructuring costs that the Company will bear.
The probability weighted discounted cash flows resulted in an estimated fair value of the Company’s ABCP of $72.7 million at September 30, 2008, excluding $6.1 million of accrued interest, which has been recognized separately in the balance sheet. This represents a reduction in the estimated fair value of $28.1 million from June 30, 2008 as a result of the worsening credit markets and expected termination of certain tracking notes. In addition, it represents a reduction of $49.4 million from the estimated fair value at December 31, 2007. Charges to income of $28.1 million before tax ($19.8 million after tax) and $21.3 million before tax ($15.0 million after tax) were recorded in the third and the first quarters of 2008, respectively. These represent 20 percent and 15 percent of the original value, bringing the total write-down to an aggregate of approximately 49 percent of the original value, or 47 percent of the original value plus accrued interest. Sensitivity analysis is presented below for key assumptions

Change in fair value of
(in millions)	ABCP
Probability of successful restructuring
1 percent increase	$0.1
1 percent decrease	$(0.1)

Interest rate
50 basis point increase	$2.5
50 basis point decrease	$(2.5)

Discount rate
50 basis point increase	$(2.2)
50 basis point decrease	$2.3

Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which could impact the Company’s near term earnings.
10.4 Interest Expense
Interest expense was $64.5 million in the third quarter of 2008, an increase of $19.6 million from $44.9 million for the same period in 2007. Interest expense was $187.3 million in the first nine months of 2008, an increase of $46.4 million from $140.9 million. These increases were primarily due to:
•	the use of financing to fund the acquisition of DM&E (discussed further in Section 13.3);

•	interest on new debt issued in May of 2008 (discussed further in Section 13.3) to replace the majority of the bridge financing and permanently fund the acquisition of the DM&E; and

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•	the issuance of US$450 million notes in May of 2007.
These increases were partially offset by the favourable impact from the change in FX on US dollar-denominated interest expense and increased capitalization of interest expense incurred for long-term capital projects.
10.5 Income Taxes
Income tax expense was $48.7 million in the third quarter of 2008, a decrease of $44.2 million from $92.9 million for the same period in 2007. Income tax expense was $111.5 million in the first nine months of 2008, a decrease of $121.3 million from $232.8 million. These decreases were mainly due to lower earnings. The decrease in the first nine months of 2008 was also due to a future income tax benefit of $10.6 million recorded in the first quarter of 2008 and a further income tax benefit of $5.1 million recorded in the second quarter of 2008, resulting from tax rate changes implemented by provincial governments.
The effective income tax rate for third quarter 2008 was 22.0%, compared with 29.8% for the same period in 2007. For the first nine months of 2008 this rate was 21.0% compared with 27.8% in 2007. The normalized rates (income tax rate based on income adjusted for FX on LTD, DM&E equity income, and other specified items) for third quarter 2008 was 28.0%, compared with 29.2% for the same period in 2007. For the first nine months of 2008 this rate was 25.2% compared with 30.0% for the same period in 2007. In addition to provincial rate reductions, the change in the normalized tax rate was primarily due to lower Canadian federal and provincial corporate income tax rates and tax planning initiatives.
We expect a normalized 2008 income tax rate of between 26% and 27%. The outlook on our normalized income tax rate is based on certain assumptions about events and developments that may or may not materialize or that may be offset entirely or partially by other events and developments (see Sections 20.0 and 21.4 for a discussion of these assumptions and other factors affecting our expectations for 2008). We expect to have an increase in our cash tax payments in future years.
Beginning in the fourth quarter of 2005, certain capital losses were no longer available to offset capital gains arising from FX on LTD and other capital transactions. Following a review of impending transactions during third-quarter 2005, we concluded that our remaining unrecognized capital loss carryforwards for tax would more than likely be utilized. Consequently, we recorded a future tax asset for all previously unrecognized capital loss carryforwards. As a result, any future capital gains recorded, including FX on LTD, will be taxable, where historically they had resulted in no net tax expense. A reclassification moves previously recognized capital losses that historically were allocated to unrealized FX on LTD gains and includes them in the calculation of income tax for other realized capital transactions, which are included in income tax expense before income tax on FX on LTD. With the reclassification, the tax benefit of these losses is matched to the transactions that utilize them.
11.0 QUARTERLY FINANCIAL DATA

QUARTERLY FINANCIAL DATA
For the quarter ended	2008				2007			2006
(in millions, except per share data)	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31
Total revenue	$1,264.7	$1,220.3	$1,146.9	$1,188.3	$1,187.9	$1,215.5	$1,115.9	$1,190.4
Operating income(1)	303.2	251.1	198.2	305.5	321.7	307.7	229.3	320.1
Net income	172.7	154.9	90.8	342.3	218.6	256.7	128.6	145.6
Income, before FX on LTD and other specified items(1)	186.4	150.4	116.4	185.1	190.3	174.8	122.6	181.0

Basic earnings per share	$1.12	$1.01	$0.59	$2.23	$1.43	$1.66	$0.83	$0.93
Diluted earnings per share	1.11	1.00	0.59	2.21	1.41	1.64	0.82	0.92
Diluted earnings per share, before FX on LTD and other specified items(1)	1.20	0.97	0.75	1.20	1.23	1.12	0.78	1.15

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These earnings measures and other specified items are described in Section 6.0. A reconciliation of operating income, income and diluted EPS, before FX on LTD and other specified items, to net income and diluted EPS, as presented in the financial statements is provided in Section 6.0.
11.1 Quarterly Trends
Volumes of and, therefore, revenues from certain goods are stronger during different periods of the year. First-quarter revenues can be lower mainly due to winter weather conditions, closure of the Great Lakes ports and reduced transportation of retail goods. Second- and third-quarter revenues generally improve over the first quarter as fertilizer volumes are typically highest during the second quarter and demand for construction-related goods is generally highest in the third quarter. Revenues are typically strongest in the fourth quarter, primarily as a result of the transportation of grain after the harvest, fall fertilizer programs and increased demand for retail goods moved by rail. Operating income (See Section 6.0 Non-GAAP Earnings) is also affected by seasonal fluctuations. Operating income is typically lowest in the first quarter due to higher operating costs associated with winter conditions. Net income is also influenced by seasonal fluctuations in customer demand and weather-related issues.

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12.0 CHANGES IN ACCOUNTING POLICY
12.1 2008 Accounting Changes
12.1.1 Financial Instrument and Capital Disclosures
The CICA has issued the following accounting standards effective for fiscal years beginning on or after January 1, 2008: Section 3862 “Financial Instruments — Disclosures”, Section 3863 “Financial Instruments — Presentation”, and Section 1535 “Capital Disclosures”.
Section 3862 “Financial Instruments — Disclosures” and Section 3863 “Financial Instruments — Presentation” replace Section 3861 “Financial Instruments — Disclosure and Presentation”, revising disclosures related to financial instruments, including hedging instruments, and carrying forward unchanged presentation requirements.
Section 1535 “Capital Disclosures” requires the Company to provide disclosures about the Company’s capital and how it is managed.
The adoption of these new accounting standards did not impact the amounts reported in the Company’s financial statements; however, it resulted in expanded disclosure in Note 14 and Note 20 to the Company’s September 30, 2008 unaudited Interim Consolidated Financial Statements.
12.1.2 Inventories
Effective January 1, 2008, the CICA has issued accounting standard Section 3031 “Inventories”. Section 3031 “Inventories” provides guidance on the method of determining the cost of the Company’s materials and supplies. The new accounting standard specifies that inventories are to be valued at the lower of cost and net realizable value. The Company currently reflects materials and supplies at the lower of cost and replacement value. This standard requires the reversal of previously recorded write-downs to realizable value when there is clear evidence that net realizable value has increased. The adoption of Section 3031 “Inventories” did not have a material impact on CP’s financial statements.
12.2 Future Accounting Changes
12.2.1 Goodwill and intangible assets
In February 2008, the CICA issued accounting standard Section 3064 “Goodwill, and intangible assets”, replacing accounting standard Section 3062 “Goodwill and other intangible assets” and accounting standard Section 3450 “Research and development costs”. The new Section will be applicable on a retrospective basis with restatement to financial statements relating to fiscal years beginning on or after October 1, 2008. Accordingly, the Company will adopt the new standards for its fiscal year beginning January 1, 2009. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The Company is currently evaluating the impact of the adoption of this new Section.
12.2.2 Transition to International Financial Reporting Standards (IFRS)
On February 13, 2008, the Canadian Accounting Standards Board (“AcSB”) confirmed that publicly accountable enterprises will be required to adopt IFRS in place of Canadian Generally Accepted Accounting Principles (“GAAP”) for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. At this time, the Company is evaluating the impact on our future financial position and results of operations of adopting IFRS.
We commenced our IFRS conversion project in 2008 and we have established a formal project governance structure. This structure includes a steering committee consisting of senior levels of management from finance, information technology and investor relations, among others. There has been, and will continue to be, regular reporting to senior executive management and to the Audit, Finance and Risk Management Committee of our Board of Directors. We have also engaged an external expert advisor.
Our project consists of four phases: diagnostic; planning; design and development; and implementation. We have completed the diagnostic phase which involved a high level review of the major differences between current Canadian GAAP and IFRS.
We have also completed the planning for our project retaining flexibility within our plans to be able to adapt to unexpected developments. We are now in the design and development phase of our project. We have established work teams in each major area of our accounting to focus on assessing IFRS accounting policy options and making appropriate recommendations. These work teams are cross-functional and include staff from all areas of our business that will be affected, or may have an input to, the accounting process. The work teams will also develop accounting system change specifications and the design of appropriate controls for manual processes and accounting systems that will change as a result of the adoption of IFRS.
We are closely monitoring regulatory developments made by the Canadian Securities Administrators and the Securities and Exchange Commission that may affect the timing, nature or disclosure of our adoption of IFRS. We are also monitoring

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developments in accounting made by the AcSB and the International Accounting Standards Board (“IASB”) to ensure that on adoption of IFRS, we are fully compliant with IFRS as issued by the IASB.
13.0 LIQUIDITY AND CAPITAL RESOURCES
We believe adequate amounts of cash and cash equivalents are available in the normal course of business to provide for ongoing operations, including the obligations identified in the tables in Section 18.0 and Section 19.5. We are not aware of any trends or expected fluctuations in our liquidity that would create any deficiencies. Liquidity risk is discussed in Section 20.1. The following discussion of operating, investing and financing activities describes our indicators of liquidity and capital resources.
13.1 Operating Activities
Cash provided by operating activities was $282.8 million in the third quarter of 2008, a decrease of $58.6 million from $341.4 million in the same period in 2007. Cash provided by operating activities was $625.8 million for the first nine months of 2008, a decrease of $307.8 million from $933.6 million.
The decrease in the third quarter of 2008 was primarily due to lower operating income (See Section 6.0 Non-GAAP Earnings).
The decrease in the first nine months of 2008 was primarily due to:
•	the termination of our $120.0 million accounts receivable securitization program (discussed further in Section 16.1);

•	lower operating income (See Section 6.0 Non-GAAP Earnings); and

•	higher cash taxes.
There are no specific or unusual requirements relating to our working capital. In addition, there are no unusual restrictions on any subsidiary’s ability to transfer funds to CPRL.
13.2 Investing Activities
Cash used in investing activities was $246.4 million in the third quarter of 2008, a decrease of $107.3 million from $353.7 million in the same period of 2007. Cash used in investing activities was $813.7 million for the first nine months of 2008, an increase of $94.2 million from $719.5 million.
The decrease in the third quarter of 2008 was primarily due to the reclassification of ABCP in the third quarter of 2007. The decrease was partially offset by an increase in capital expenditures and the acquisition of assets held for sale and leaseback, where the sale and leaseback is expected to be completed by the end of 2008.
The increase in the first nine months of 2008 was mainly due to the increases in the acquisition of assets held for sale and leaseback and capital expenditures. This increase was partially offset by the reclassification of ABCP in the third quarter of 2007.
Capital spending in 2008 is projected to be between $885 million and $895 million, which is similar to the 2007 capital program. While the expected total capital program for 2008 remains relatively unchanged from 2007 spending levels, it incorporates an increase for the maintenance and upgrade of rail, ballast, crossties and other basic right-of-way infrastructure components for which some spending was deferred in 2007 due to the 26-day strike by CP’s maintenance of way employees in Canada during the second quarter of 2007. CP is also increasing investments in information technology to improve the systems that manage railway operations and customer shipments, as well as investments planned to increase capacity of track and signalling systems in key corridors to improve end-to-end fluidity and increase train speed over the existing network. Compared to 2007, CP is also increasing investments in modifications and upgrades to the freight car fleet to ensure customers continue to receive the quality of rail cars they require. This includes the ongoing program to upgrade government-owned grain cars to reduce grain spillage and protect wildlife along CP’s right-of-way as well as upgrades to the automotive rail car fleet. These increases are being offset by reduced spending levels on strategic land purchases as these were largely completed in 2007.
These capital investments do not include capital spending programs for the DM&E (discussed further in Section 17.0). Capital spending on the DM&E has been excluded from the consolidated statement of cash flow under equity accounting. Effective October 31, 2008, DM&E will be fully consolidated with CP for the remainder of the year, including capital spending. DM&E’s capital spending for November and December of 2008 is expected to be approximately $10 to $20 million. Our capital spending outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20.0 for a discussion of these assumptions and other factors affecting our expectations for 2008).
We intend to finance capital expenditures with cash from operations but may partially finance these expenditures with new debt. Our decision whether to acquire equipment through the use of capital and debt or through operating leases will be influenced by such factors as the need to keep our capital structure within debt covenants and to maintain financial ratios that would preserve

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our investment grade standing, as well as the amount of cash flow we believe can be generated from operations and the prevailing capital market conditions.
13.3 Financing Activities
Cash used in financing activities was $19.4 million in the third quarter of 2008, a decrease of $21.2 million from cash used in financing activities of $40.6 for the same period in 2007. Cash used in financing activities was $92.3 million for the first nine months of 2008, an increase of $93.1 million from $0.8 million of cash provided by financing in the same period of 2007.
The decrease in cash used financing activities in the third quarter of 2008 was mainly due to a net increase in short-term borrowings.
The increase in cash used in financing activities for the first nine months of 2008 was mainly due to the issuance of US$450 million notes in the second quarter of 2007. This increase was partially offset by the repurchase of CP shares in the second quarter of 2007 and the repayment of long term debt in the first quarter of 2007.
CP filed a US$1.5 billion base shelf prospectus in May 2007 and a CAD$1.5 billion medium term note prospectus in June 2007 to provide the financial flexibility to offer debt securities for sale. This allowed CP to issue US$450 million of 5.95% 30-year notes in May 2007 under the US-dollar base shelf prospectus which was used to repay long-term debt, to repurchase CP shares through normal course issuer bids (discussed further in Section 14.4), and to partially finance the acquisition of DM&E on October 4, 2007.
In October 2007, CP entered into an eighteen-month US$1.8 billion credit agreement to provide bridge financing specifically to fund the acquisition of DM&E (discussed further in Section 17.0). The credit facility bears interest at a variable rate based on LIBOR. On October 4, 2007, CP drew down US$1.27 billion from this credit agreement to fund the acquisition of DM&E.
In May 2008, CP issued the following debt to permanently finance the acquisition of DM&E:
•	US$400 million of 5.75% five-year notes;

•	US$300 million of 6.50% 10-year notes; and

•	CAD$375 million of 6.25% 10-year notes.
With the issuance of these notes, the majority of the draw-down from the bridge financing credit agreement was repaid. The capacity of this credit agreement was reduced to US$203 million, which is the balance outstanding at September 30, 2008.
We also have available, as sources of financing, unused credit facilities of up to $325 million.
13.3.1 Net-debt to Net-debt-plus-equity Ratio
At September 30, 2008, our net-debt to net-debt-plus-equity ratio (discussed further in Section 6.0) increased to 44.1%, compared with 33.4% at September 30, 2007. This increase in 2008 was primarily due to:
•	the issuance of debt associated with the acquisition of DM&E ;

•	the impact of the weaker Canadian dollar on September 30, 2008, compared with September 30, 2007; and

•	the increase in short-term borrowing as the result of the termination of the accounts receivable securitization program.
This increase was partially offset by an increase in equity driven by earnings.
The Company believes that the net-debt to net-debt-plus-equity ratio remains within reasonable limits, in light of the relative size of the Company and its capital management objectives.
Net-debt to net-debt-plus-equity ratio is calculated as follows. Net debt is the sum of long-term debt, long-term debt maturing within one year and short-term borrowing, less cash and short-term investments. This sum is divided by total net debt plus total shareholders’ equity as presented on our Consolidated Balance Sheet.
13.3.2 Interest Coverage Ratio
At September 30, 2008, our interest coverage ratio (discussed further in Section 6.0) decreased to 4.3, compared with 6.0 for the same period in 2007. This decrease was primarily due to a higher interest expense as a result of an increase in debt to fund the acquisition of DM&E (discussed further in Section 13.3).
The Company believes that the interest coverage ratio remains within reasonable limits, in light of the relative size of the Company and its capital management objectives.

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Interest coverage ratio is calculated as EBIT, which is a non-GAAP measure that is calculated, on a twelve month rolling basis, as revenues less operating expenses, less other income and charges, plus equity income in DM&E, divided by interest expense. The ratio excludes changes in the estimated fair value of the Company’s investment in ABCP as these are not in the normal course of business.
13.3.3 Security Ratings
Our unsecured long-term debt securities are currently rated “Baa3”, “BBB” and “BBB” by Moody’s Investors Service, Inc. (“Moody’s”), Standard and Poor’s Corporation (“S&P”) and DBRS, respectively. The S&P rating has a negative outlook, while the ratings of Moody’s and DBRS have a stable outlook.
13.4 Free Cash

CALCULATION OF FREE CASH	For the three months		For the nine months
(reconciliation of free cash to GAAP cash position)	ended Sept. 30		ended Sept. 30
(in millions)	2008	2007	2008	2007
Cash provided by operating activities(1)	$282.8	$341.4	$625.8	$933.6
Cash used in investing activities	(246.4)	(353.7)	(813.7)	(719.5)
Add back reclassification of ABCP(2)	—	143.6	—	143.6
Dividends paid	(38.1)	(34.8)	(110.6)	(98.6)
Add back acquisition of DM&E(3)	0.8	—	8.3	—
Termination of accounts receivable securitization program(4)	—	—	120.0	—

Free cash(5)	(0.9)	96.5	(170.2)	259.1
Cash provided by (used in) financing activities, excluding dividend payment	18.7	(5.8)	18.3	99.4
Reclassification of ABCP(2)	—	(143.6)	—	(143.6)
Acquisition of DM&E(3)	(0.8)	—	(8.3)	—
Accounts receivable securitization program(4)	—	—	(120.0)	—

Increase (decrease) in cash, as shown on the Statement of Consolidated Cash Flows	17.0	(52.9)	(280.2)	214.9

Net cash at beginning of period	80.9	392.1	378.1	124.3

Net cash at end of period	$97.9	$339.2	$97.9	$339.2

(1)	Cash provided by operating activities includes $120.0 relating to the termination of the accounts receivable securitization program. This amount is subsequently added back to arrive at free cash.

(2)	The reclassification of ABCP is discussed further in Section 10.3.

(3)	The acquisition of DM&E is discussed further in Section 17.0.

(4)	The termination of accounts receivable securitization program is discussed further in Section 16.1.

(5)	Free cash has no standardized meanings prescribed by Canadian GAAP and, therefore, is unlikely to be comparable to similar measures of other companies. Free cash is discussed further in this section and in Section 6.0.
Free cash is a non-GAAP measure that management considers to be an indicator of liquidity. Free cash is calculated as cash provided by operating activities, less cash used in investing activities and dividends paid, excluding changes in the accounts receivable securitization program (discussed further in Section 16.1) and adjusted for the acquisition of DM&E. Free cash is adjusted for the DM&E acquisition as it is not indicative of normal day-to-day investments in the Company’s asset base. The securitization of accounts receivable is a financing-type transaction, which is excluded to clarify the nature of the use of free cash.
There was negative free cash of $0.9 million in the third quarter of 2008, compared with positive free cash of $96.5 million in the same period of 2007. For the first nine months of 2008, there was negative free cash of $170.2 million, compared with positive free cash of $259.1 million in the same period of 2007.
The decrease in free cash in the third quarter of 2008 was primarily due to:
•	a decrease in cash generated by operating activities (as discussed in Section 13.1);

•	an increase in capital expenditures; and

•	the acquisition of assets held for sale and leaseback, where the leaseback is expected to be completed by the end of 2008.
The decrease in free cash in the first nine months of 2008 was primarily due to:
•	the acquisition of assets held for sale and leaseback, where the leaseback is expected to be completed by the end of 2008;

•	a decrease in cash generated by operating activities (as discussed in Section 13.1); and

•	an increase in capital expenditures.
We expect to generate a lower amount of free cash in 2008, compared with 2007, as a result of lower operating income and increased income tax payments, mainly due to the Company now being cash tax payable (discussed further in Section 10.5). Our free cash outlook is based on certain assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments (see Section 20.0 and Section 23.0 for a discussion of these assumptions and other factors affecting our expectations for 2008). Our free cash outlook relies on the assumptions established for earnings and capital expenditures, which are discussed in Section 7.2, Section 9.0, Section 10.0 and Section 13.0.

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14.0 BALANCE SHEET
14.1 Assets
Assets totalled $14,049.7 million at September 30, 2008, compared with $13,365.0 million at December 31, 2007. This increase in assets in the first nine months of 2008 was mainly due to an increase in properties, assets held for sale and leaseback and the favourable impact of the change in FX on our US dollar-denominated assets. This was partially offset by a decrease in cash.
14.2 Total Liabilities
Our combined short-term and long-term liabilities were $8,244.4 million at September 30, 2008 compared with $7,907.1 million at December 31, 2007. This increase in total liabilities was mainly due to an increase in long-term debt, driven by the impact of foreign exchange.
14.3 Equity
At September 30, 2008, our Consolidated Balance Sheet reflected $5,805.3 million in equity, compared with an equity balance of $5,457.9 million at December 31, 2007. This increase in equity was primarily due to growth in retained income driven by net income and the issuance of Common Shares for stock options exercised, partially offset by dividends.
14.4 Share Capital
At October 23, 2008, 153,809,638 Common Shares and no Preferred Shares were issued and outstanding.
At September 30, 2008, 7.7 million options were outstanding under our Management Stock Option Incentive Plan (“MSOIP”) and Directors’ Stock Option Plan (“DSOP”), and 2.3 million Common Shares have been reserved for issuance of future options. Subject to the terms of the MSOIP and DSOP, each option granted can be exercised for one Common Share.
From time to time, the Company repurchases its own shares for cancellation. Purchases are typically made through the facilities of the Toronto Stock Exchange and the New York Stock Exchange. The prices that we pay for any shares will be the market price at the time of purchase.
The information on our 2006 and 2007 normal course issuer bids (“NCIB”) as well as the private share repurchase disclosed in our MD&A documents for the year ended December 31, 2007 remains unchanged.
Shareholders may obtain, without charge, a copy of our Notice of Intention to Make a Normal Course Issuer Bid by writing to The Office of the Corporate Secretary, Canadian Pacific Railway Limited, Suite 920, Gulf Canada Square, 401 – 9th Avenue S.W., Calgary, Alberta, T2P 4Z4, by telephone at (403) 319-7165 or 1-866-861-4289, by fax at (403) 319-6770, or by e-mail at Shareholder@cpr.ca.
14.5 Dividends
As announced in the first and second quarters of 2008, dividends of $0.2475 per share were paid on each of April 28, 2008 and July 28, 2008 (2007 — $0.2250 per share on each of April 30, 2007 and July 30, 2007). On August 8, 2008 our Board of Directors declared a quarterly dividend of $0.2475 per share (2007 — $0.2250 per share on October 29, 2007) on the outstanding Common Shares. The divided is payable on October 27, 2008, to holders of record at the close of business on September 26, 2008.
15.0 FINANCIAL INSTRUMENTS
Our policy with respect to using derivative financial instruments is to selectively reduce volatility associated with fluctuations in interest rates, FX rates, the price of fuel and changes in stock price. We document the relationship between the hedging instruments and their associated hedged items, as well as the risk management objective and strategy for the use of the hedging instruments. This documentation includes linking the derivatives that are designated as fair value or cash flow hedges to specific assets or liabilities on our Balance Sheet, commitments or forecasted transactions. At the time a derivative contract is entered into, and at least quarterly, we assess whether the derivative item is effective in offsetting the changes in fair value or cash flows of the hedged items. The derivative qualifies for hedge accounting treatment if it is effective in substantially mitigating the risk it was designed to address.
It is not our intent to use financial derivatives or commodity instruments for trading or speculative purposes.
The nature and extent of CP’s use of financial instruments, as well as the risks associated with the instruments remain substantially unchanged from our MD&A documents for the year ended December 31, 2007, except as updated as follows.

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15.1 Interest Rate Management
15.1.1 Interest Rate Swaps
At September 30, 2008, the Company had outstanding interest rate swap agreements, classified as a fair value hedge, for a notional amount of US$200.0 million or CAD$212.8 million. The swap agreements convert a portion of the Company’s fixed-interest-rate liability into a variable-rate liability for the 6.250% Notes. During the three months ended September 30, 2008, the Company recorded a gain of $1.0 million (third quarter of 2007 — losses of $0.3 million) to “Interest expense”. For the first nine months of 2008 this gain was $2.1 million (first nine months of 2007 — losses of $1.1 million). At September 30, 2008, the unrealized gain, derived from the fair value of the swap, was $8.2 million (December 31, 2007 — $5.5 million) which was reflected in “Other assets and deferred charges” and “Accounts receivable and other current assets” on our Consolidated Balance Sheet. The fair value was calculated utilizing swap, currency and basis-spread curves from Bloomberg. These swaps are fully effective hedges.
15.1.2 Interest and Treasury Rate Locks
During 2007, the Company entered into derivative agreements, which were designated as cash flow hedges, that established the benchmark rate on $350.0 million of 30 year debt that was expected to be issued (new debt issued in 2008 is discussed further in Section 13.3). These hedges were de-designated on May 13, 2008 when it was no longer probable that the Company would issue 30 year debt. On May 23, 2008, the fair value of these instruments was a loss of $30.9 million at the time of the issuance of the debt and the settlement of the derivative instrument. A gain of $1.3 million from the date of de-designation to the date of settlement of the derivative instrument was recorded in net income. Prior to de-designation, losses of $1.3 million due to some ineffectiveness were recognized and recorded in net income during 2008. Effective hedge losses of $28.7 million are deferred in accumulated other comprehensive income and will be amortized in earnings as an adjustment to interest expense.
At September 30, 2008, net unamortized losses for previously settled interest and treasury rate locks of $0.5 million was reflected in “AOCI” on the Consolidated Balance Sheet. These gains and losses are being amortized to income as interest is paid on the related debt. The amortization of these gains and losses resulted in a decrease in interest expense and “Other comprehensive income” on the Statement of Consolidated Income of $0.1 million in third quarter of 2008 and an increase of $1.5 million for the first nine months of 2008. The amortization of these gains and losses resulted in a decrease in interest expense by $0.1 million in the third quarter of 2007 and an increase of $1.5 million for the first nine months of 2007.
15.2 Foreign Exchange Management
We enter into foreign exchange risk management transactions primarily to manage fluctuations in the exchange rate between Canadian and US currencies. From time to time, we use foreign exchange forward contracts as part of our foreign exchange risk management strategy. We have designated a portion of our US dollar-denominated long-term debt as a hedge of our net investment in self-sustaining foreign subsidiaries.
15.2.1 Foreign Exchange Forward Contracts on Revenue
From time to time, we hedge a portion of our US dollar-denominated freight revenues earned in Canada by selling forward US dollars. We had no forward sales of US dollars outstanding at September 30, 2008 nor at September 30, 2007. “Freight revenues” on our Statement of Consolidated Income did not include any gain or loss on forward contracts for the third quarters of 2008 or 2007 or for the first nine months of 2008 and 2007, as no forward hedges settled.
15.2.2 Currency Forward on Long-term Debt
In June 2007, the Company entered into a currency forward contract to fix the exchange rate on US$400 million 6.250% notes due 2011. This derivative guarantees the amount of Canadian dollars that the Company will repay when its US$400 million 6.25% note matures in October 2011. During the third quarter of 2008, the Company recorded a gain of $15.0 million, and a gain of $19.2 million for the first nine months of 2008, to “Foreign exchange (gain) loss on long-term debt”. For third quarter of 2007, the Company recorded a loss of $17.6 million and a loss of $19.6 million for the first nine months of 2007. At September 30, 2008, the unrealized gain on the forward of $3.5 million (December 31, 2007 — loss of $15.7 million) was included in “Other assets and deferred charges”.
15.3 Fuel Price Management
Swaps and fuel cost recovery programs, together with fuel conservation practices, are the key elements of our program to manage the risk arising from fuel price volatility.
15.3.1 Crude Oil Swaps
At September 30, 2008, the Company had crude forward contracts, which are accounted for as cash flow hedges, to purchase approximately 219,000 barrels over the 2008-2009 period at average quarterly prices ranging from US$35.17 to US$38.19 per barrel. This represents approximately 2% of estimated fuel purchases in 2008 and 2009. At September 30, 2008, the unrealized gain on these forward contracts was CAD$14.7 million (December 31, 2007 — CAD$21.4 million) and was reflected in “Accounts receivable and other current assets” and “Other assets and deferred charges”.

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At September 30, 2008, the Company had FX forward contracts (in conjunction with the crude purchases above), which are accounted for as cash flow hedges, totalling US$8.0 million over the 2008-2009 period at exchange rates ranging from 1.2276 to 1.2611. At September 30, 2008, the unrealized loss on these forward contracts was CAD$1.3 million (December 31, 2007 — CAD$3.5 million) and was recognized in “Accounts payable and accrued liabilities” and “Deferred liabilities”.
In addition, at September 30, 2008, the Company had diesel forward contracts which were not designated and accounted for as cash flow hedges, to purchase approximately 30,000 barrels during the fourth quarter of 2008 at an average price of US$130.83 per barrel. This represents approximately 2% of estimated fuel purchases in the quarter. At September 30, 2008, the unrealized gain on these forward contracts was not significant.
For the third quarter of 2008, fuel expense was reduced by $3.4 million (third quarter of 2007 - $3.5 million) as a result of $3.8 million in realized gains (third quarter of 2007 — $4.1 million) arising from settled swaps, partially offset by $0.4 million in realized losses (third quarter of 2007 — $0.6 million) arising from the settled FX forward contracts. For the nine months of 2008, fuel expense was reduced by $12.2 million (first nine months of 2007 — $12.9 million) as a result of $13.9 million in realized gains (first nine months of 2007 — $14.7 million) arising from settled swaps, partially offset by $1.7 million in realized losses (first nine months of 2007 — $1.8 million) arising from the settled FX forward contracts.
For every US$1.00 increase in the price of WTI, fuel expense before tax and hedging will increase by approximately $7 million to $8 million, assuming current FX rates and fuel consumption levels. At September 30, 2008, we had 2% of our estimated consumption hedged with WTI swaps and 2% of estimated consumption managed by diesel derivatives for the fourth quarter of 2008. We have a fuel risk mitigation program to moderate the impact of increases in fuel prices, which includes these swaps and fuel recoveries.
15.4 Stock-Based Compensation Expense Management
15.4.1 Total Return Swap (“TRS”)
During May 2006, CP entered into a TRS to reduce the volatility and total cost to the Company over time of four stock-based compensation programs: share appreciation rights (“SARs”), deferred share units (“DSUs”), restricted share units (“RSUs”) and performance share units (“PSUs”) (discussed further in Section 19.3). The value of the TRS derivative is linked to the market value of our stock. Unrealized gains and losses on the TRS partially offset the costs and benefits recognized in these stock-based compensation programs due to fluctuations in share price during the period the TRS is in place. “Compensation and benefits expense” on our Statement of Consolidated Income included an unrealized loss on these swaps of $27.9 million in the third quarter of 2008 (2007 — unrealized loss of $10.0 million) and an unrealized loss of $21.9 million in the first nine months of 2008 (2007 — unrealized gain of $12.8 million). At September 30, 2008, the unrealized loss of $25.7 million on the TRS was included in “Accounts payable and other accrued liabilities” on our Consolidated Balance Sheet, compared to an unrealized loss of $3.8 million included in “Deferred liabilities” at December 31, 2007.
16.0 OFF-BALANCE SHEET ARRANGEMENTS
The information on off-balance sheet arrangements disclosed in our MD&A documents for the year ended December 31, 2007 remains substantially unchanged, except as updated as follows.
16.1 Sale of Accounts Receivable
During the second quarter of 2008, our accounts receivable securitization program was terminated. At September 30, 2008, the outstanding undivided co-ownership interest held by an unrelated trust under our accounts receivable securitization program was $nil compared to $120.0 million at September 30, 2007. Losses on the securitization program were $nil for the third quarter of 2008, compared to $1.5 million for the third quarter of 2007, and $2.7 for first nine months of 2008, compared to $4.2 million for the same period in 2007.
Proceeds from collections reinvested in the accounts receivable securitization program were $nil for the third quarter of 2008, compared with $362.9 million for the same period in 2007. Proceeds from collections reinvested in the accounts receivable securitization program were $595.4 million for the first nine months of 2008, compared with $1,120.8 million for the same period in 2007. We have complied with all termination tests during the program.
16.2 Guarantees
At September 30, 2008 we have certain residual value guarantees on certain leased equipment, of $248.2 million, compared with $385.4 million at September 30, 2007. In addition, we have residual value guarantees of $12.1 million related to our investment in DM&E at September 30, 2008, compared with $nil for the same period in 2007. Management estimates that we will have no net payments under these residual guarantees. We have accrued for all guarantees where performance under these guarantees is expected (discussed further in Note 19 to the Company’s September 30, 2008 unaudited Interim Consolidated Financial Statements). These accruals do not include any amounts for residual value guarantees.

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17.0 ACQUISITION
17.1 Dakota, Minnesota & Eastern Railroad Corporation
In September 2007, the Company entered into an agreement to acquire all of the issued and outstanding shares of DM&E, a Class II railroad with approximately 2,500 miles of track in the US Midwest and primary customers in agri-products and merchandise. DM&E is connected to the CP network at Minneapolis, Chicago and Winona. DM&E has connections to and traffic interchanges with all seven Class I railroads and is proximate to the Powder River Basin (“PRB”), which contains the largest deposit of low-cost, low-sulphur coal in North America.
Effective October 4, 2007, the Company acquired all of the issued and outstanding shares of DM&E for a purchase price of approximately US$1.5 billion, including acquisition costs. Future contingent payments of up to approximately US$1.05 billion, plus certain interest and inflationary adjustments may become payable up to December 31, 2025 upon the achievement of certain milestones towards the completion of a track expansion into the PRB and the achievement of certain associated traffic volume targets. Any contingent payments that may become payable would be recorded as additional goodwill. The acquisition has been financed with cash on hand and debt (discussed further in Section 13.3).
The purchase was subject to review and approval by the US Surface Transportation Board (“STB”), during which time the shares of DM&E were placed in a voting trust. The STB approved the application to acquire control on September 30, 2008. The official effective date of the final decision is October 30, 2008. Prior to the effective date the investment in the DM&E will continue to be accounted for on an equity basis. Equity income for the three months ended September 30, 2008 of $16.5 million, and $40.9 million for the first nine of 2008 has been included in “Equity income in Dakota, Minnesota & Eastern Railroad Corporation”.
From the date of acquisition to the time CP takes control of DM&E, the investment was accounted for on an equity basis of accounting. After October 30, 2008, the Company will prepare its consolidated financial statements reflecting a line-by-line consolidation of DM&E and the allocation of the purchase price to acquire DM&E to the fair values of their assets and liabilities as at the date of acquisition.
Preliminary purchase price allocation of the DM&E as at October 4, 2007 is disclosed in Note 10 of the September 30, 2008 Financial Statements.
18.0 CONTRACTUAL COMMITMENTS
The accompanying table indicates our known obligations and commitments to make future payments for contracts, such as debt and capital lease and commercial arrangements.

CONTRACTUAL COMMITMENTS AT SEPTEMBER 30, 2008
Payments due by period			1 - 3	3 - 5	After
(in millions)	Total	< 1 year	years	years	5 years
Long-term debt	$4,151.0	$8.9	$608.9	$490.1	$3,043.1
Capital lease obligations	288.1	0.6	35.2	14.6	237.7
Operating lease obligations(1)	717.0	37.9	219.7	167.0	292.4
Supplier purchase obligations	786.8	77.1	200.8	191.4	317.5
Other long-term liabilities reflected on our Consolidated Balance Sheet (2)	2,722.8	30.9	214.0	178.5	2,299.4

Total contractual obligations	$8,665.7	$155.4	$1,278.6	$1,041.6	$6,190.1

(1)	Residual value guarantees on certain leased equipment with a maximum exposure of $248.2 million, and $12.1 million residual value guarantees related to our investment in DM&E (discussed in Section 16.2) are not included in the minimum payments shown above, as management estimates that we will not be required to make payments under these residual guarantees.

(2)	Includes expected cash payments for restructuring, environmental remediation, asset retirement obligations, post-retirement benefits, workers’ compensation benefits, long-term disability benefits, pension benefit payments for our non-registered supplemental pension plans, future income tax liabilities and certain other deferred liabilities. Projected payments for post-retirement benefits, workers’ compensation benefits and long-term disability benefits include the anticipated payments for years 2008 to 2016. Pension contributions for our registered pension plans are not included due to the volatility in calculating them. Pension payments are discussed further in Section 19.6. Future income tax liabilities may vary according to changes in tax rates, tax regulations and the operating results of the Company. As the cash impact in any particular year cannot be reasonably determined, all long-term future tax liabilities have been reflected in the “after 5 years” category in this table. Future income taxes are further discussed in Section 21.4.
19.0 FUTURE TRENDS AND COMMITMENTS
The information on future trends and commitments disclosed in our MD&A for the year ended December 31, 2007 remains substantially unchanged, except as updated as follows.

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19.1 Change in Directors and Executive Officers
Effective August 7, 2008, Richard C. Kelly was appointed to the Board of Directors. He replaced Stephen E. Bachand, who retired from the Board of Directors, effective May 8, 2008.
Effective September 4, 2008, former Executive Vice President and Chief Financial Officer, Mike Lambert, left the company.
On September 4, 2008, Kathryn McQuade, Executive Vice President and Chief Operating Officer was appointed Executive Vice President and Chief Financial Officer. Ms. McQuade has assumed responsibility for all functions currently reporting to the CFO: comptroller, treasury, investor relations, internal audit, and corporate planning. She has also retained responsibility for Business Information Services and Strategic Sourcing Group.
19.2 Agreements and Recent Development
During the first half of 2007, we announced our intention to assemble a rail corridor to access the Alberta Industrial Heartland northeast of Edmonton that serves the Alberta oilsands development. The Company has filed its application with the Canadian Transportation Agency, to initiate the regulatory permitting process for construction of the rail corridor to proceed.
19.3 Stock Price
The market value of our Common Shares measured at September 30, 2008 decreased $10.63 per share on the Toronto Stock Exchange in the third quarter of 2008 (from $67.70 to $57.07) and $7.15 per share in the first nine months of 2008 (from $64.22 to $57.07). The market value of our Common Shares decreased $3.57 per share on the Toronto Stock Exchange in the third quarter of 2007 (from $73.57 to $70.00), and increased $8.60 in the first nine months of 2007 (from $61.40 to $70.00). These changes in share price caused corresponding decreases in the value of our outstanding SARs, DSUs, RSUs and PSUs.
Effective the second quarter of 2006, we put in place a TRS to mitigate gains and losses associated with the effect of our share price on the SARs, DSUs, RSUs and PSUs. Excluding the impact of our TRS, the expense recovery of our SARs, DSUs, RSUs and PSUs was $23.4 million in the third quarter of 2008 based on the change in share price, and $13.3 million for the first nine months of 2008, compared with a recovery of $9.0 million and an expense of $24.7 million for the same periods in 2007. Including the impact of our TRS, the cost of our SARs, DSUs, RSUs and PSUs was $4.6 million in third quarter 2008 and $8.6 million for the first nine months of 2008 compared with $0.9 million and $11.9 million for the same periods in 2007.
19.4 Environmental
We continue to be responsible for remediation work on portions of a property in the State of Minnesota and continue to retain liability accruals for remaining future expected costs. The costs are expected to be incurred over approximately 10 years. The State of Minnesota’s voluntary investigation and remediation program will oversee the work to ensure it is completed in accordance with applicable standards.
19.5 Certain Other Financial Commitments
In addition to the financial commitments mentioned previously in Section 16.0 and Section 18.0, we are party to certain other financial commitments set forth in the adjacent table and discussed below.
CERTAIN OTHER FINANCIAL COMMITMENTS AT SEPTEMBER 30, 2008

			2009 &	2011 &	2013 &
Amount of commitment per period (in millions)	Total	2008	2010	2012	beyond

Letters of credit	$339.0	$339.0	$—	$—	$—
Capital commitments	570.5	119.0	215.8	40.6	195.1
Offset financial liability	204.2	204.2	—	—	—

Total commitments	$1,113.7	$662.2	$215.8	$40.6	$195.1

19.5.1 Letters of Credit
Letters of credit are obtained mainly to provide security to third parties as part of various agreements, such as required by our workers’ compensation and pension fund requirements. We are liable for these contract amounts in the case of non-performance under these agreements. As a result, our available line of credit is adjusted for contractual amounts obtained through letters of credit currently included within our revolving credit facility.
19.5.2 Capital Commitments
We remain committed to maintaining our current high level of plant quality and renewing our franchise. As part of this commitment, we are obligated to make various capital purchases related to track programs, locomotive acquisitions and overhauls, freight cars, and land. At September 30, 2008, we had multi-year capital commitments of $570.5 million in the form of signed contracts, largely for locomotive overhaul agreements. Payments for these commitments are due in 2008 through 2022. These expenditures are expected to be financed by cash generated from operations or by issuing new debt.

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19.5.3 Offset Financial Liability
We entered into a bank loan to finance the acquisition of certain equipment. This loan is offset by a financial asset with the same institution. At September 30, 2008, the loan had a balance of $204.2 million, offset by a financial asset of $198.9 million. The remainder is included in “Long-term debt” on our Consolidated Balance Sheet.
19.6 Pension Plan Deficit
The accounting for our pension plans and determination of required pension contributions reflect a number of factors, some of which include stock market performance, real estate investment returns, interest rate fluctuations, labour inflation and demographic changes. Over the duration of the plan these factors can fluctuate significantly. To facilitate the management of short term fluctuations, accounting principles, and to some extent contribution requirements, allow for yearly averages of pension fund assets used in determining pension fund returns. These accounting methods and contribution requirements recognize the long term nature of the plan and allow for short term changes to be accounted for and paid over a period of time as opposed to being recognized immediately.
We estimate that every 1.0 percentage point increase (or decrease) in the discount rate can cause our defined benefit pension plans’ deficit to decrease (or increase) by approximately $625 million, reflecting the changes to both the pension obligations and the value of the pension funds’ debt securities. Similarly, for every 1.0 percentage point the actual return on assets varies above (or below) the estimated return for the year, the deficit would decrease (or increase) by approximately $75 million. Adverse experience with respect to these factors could eventually increase funding and pension expense significantly, while favourable experience with respect to these factors could eventually decrease funding and pension expense significantly.
Between 46% and 52% of the plans’ assets are invested in public equity securities. As a result, stock market performance is the key driver in determining the pension funds’ asset performance. Most of the plans’ remaining assets are invested in debt securities, which, as mentioned above, provide a partial offset to the increase (or decrease) in our pension deficit caused by decreases (or increases) in the discount rate.
The deficit will fluctuate according to future market conditions and funding will be revised as necessary to reflect such fluctuations. We will continue to make contributions to the pension plans that, at a minimum, meet pension legislative requirements.
We made contributions of $26.4 million to the defined benefit pension plans in the third quarter of 2008 and $73.2 million in the first nine months of 2008, compared with $23.8 million and $63.0 million for the same periods in 2007.
The minimum 2008 contribution requirement for our main pension plan is set out in an actuarial valuation as at January 1, 2008. At this time, we expect our defined benefit pension contribution in 2008 to be approximately $95 million.
We currently expect our 2009 contribution requirement to be based on an actuarial valuation as at January 1, 2009 for our main Canadian defined benefit plan in which the asset value used for the calculation of the plan’s statutory solvency position will be a market-related value developed from a three-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities). This averaging method will mitigate the impact of adverse 2008 stock market returns on the determination of our 2009 and 2010 pension contributions. If the statutory solvency position as at December 31, 2008 were to be unchanged from the corresponding position as at September 30, 2008, we estimate our 2009 pension contributions to be approximately $125 million. Further, if the pension fund achieves an 8% investment return in 2009 and long Canada bond yields as at December 31, 2009 are unchanged from September 30, 2008, we estimate our 2010 pension contributions to be approximately $225 million. The estimated 2009 and 2010 pension contributions are sensitive to the pension fund’s investment return during the fourth quarter of 2008, and particularly to the return on the fund’s public equity securities. If the fund’s public equity portfolio achieves a negative 10% return in the fourth quarter of 2008 and the balance of the above assumptions remain unchanged, we estimate our pension contributions to be approximately $165 million in 2009 and $275 million in 2010. Alternatively, if the public equity portfolio achieves a positive 10% return in the fourth quarter of 2008 and the balance of the above assumptions remain unchanged, we estimate our pension contributions to be approximately $105 million in 2009 and $185 million in 2010.
Future pension contributions will be highly dependent on our actual experience with such variables as investment returns, interest rate fluctuations and demographic changes, as well as on any changes in the regulatory environment.
With respect to the annual pension expense reported in our financial statements, we do not expect the 2009 expense to be materially impacted by the adverse 2008 stock market returns on account of both: (i) in the calculation of pension expense, assets are reflected at a market-related value, developed from a five-year average of market values for the fund’s public equity securities (plus the market value of the fund’s fixed income, real estate and infrastructure securities), and (ii) an expected increase in the discount rate used to determine the plan’s liabilities as at December 31, 2008 due to the rise in high quality corporate bond yields during 2008.

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19.7 Restructuring
Restructuring initiatives were announced in 2003 and 2005 to improve efficiency in our administrative areas by eliminating 1,220 management and administrative positions. The total targeted reductions for these initiatives were successfully achieved by the end of the third quarter of 2006. We will continue to hire selectively in specific areas of the business, as required by growth or changes in traffic patterns.
Cash payments related to severance under all restructuring initiatives and to our environmental remediation program (described in Section 21.1) totalled $11.9 million in the third quarter of 2008, and $36.4 million for the first nine months of 2008, compared with $13.8 million and $39.0 million in the same periods in 2007. Payments relating to the labour liabilities were $8.8 million in the third quarter of 2008, and $29.4 million for the first nine months of 2008 compared with $10.7 million and $32.8 million for the same periods in 2007.
Cash payments for restructuring and environmental initiatives are estimated to be $18 million for the remainder of 2008, $46 million in 2009, $34 million in 2010, and a total of $124 million over the remaining years through 2025, which will be paid in decreasing amounts. All payments will be funded from general operations. Of these amounts, cash payments related only to the restructuring initiatives are expected to be $13 million for the remainder of 2008, $24 million in 2009, $20 million in 2010, and a total of $61 million over the remaining years through 2025. These amounts include residual payments to protected employees for previous restructuring plans that have been completed.
20.0 BUSINESS RISKS AND ENTERPRISE RISK MANAGEMENT
In the normal course of our operations, we are exposed to various business risks and uncertainties that can have an effect on our financial condition. While some financial exposures are reduced through insurance and hedging programs we have in place, there are certain cases where the financial risks are not fully insurable or are driven by external factors beyond our influence or control.
As part of the preservation and delivery of value to our shareholders, we have developed an integrated Enterprise Risk Management (“ERM”) framework to support consistent achievement of key business objectives through daily pro-active management of risk. The objective of the program is to identify events that result from risks, thereby requiring active management. Each event identified is assessed based on the potential severity and the ability of the risk to impact our financial position and reputation, taking into account existing management control and likelihood. Risk mitigation strategies are formulated to accept, treat, transfer, or eliminate the exposure to the identified events.
Key areas of business risks and uncertainties that we have identified through our ERM framework and our mitigating strategies are discussed in Section 22.0 of our MD&A for the year ended December 31, 2007. This information on business risks and enterprise risk management remains substantially unchanged, except as updated as follows. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.
20.1 Liquidity
CP has long term debt ratings of Baa3, BBB, and BBB from Moody’s, S&P, and DBRS respectively. The ratings of Moody’s and DBRS have a stable outlook. The S&P rating has a negative outlook.
CP has a five year revolving credit facility of $945 million, with an accordion feature to $1,150 million, of which $325 million was available on September 30, 2008. This facility is arranged with a core group of highly rated international banks and incorporate pre-agreed pricing. The revolving credit facility and the temporary credit facility are available on next day terms.
It is CP’s intention to manage its long term financing structure to maintain its investment grade rating. CP may decide to enter into certain derivative instruments to reduce interest rate exposure.
Surplus cash is invested into a range of short dated money market instruments meeting or exceeding the parameters of our investment policy.
20.2 Regulatory Authorities
20.2.1 Regulatory Change
Our railway operations are subject to extensive federal laws, regulations and rules in both Canada and the US which directly affect how we manage many aspects of our railway operation and business activities. Our operations are primarily regulated by the Canadian Transportation Agency and Transport Canada in Canada and the FRA and STB in the US. Various other federal regulators directly and indirectly affect our operations in areas such as health, safety, security and environment and other matters, all of which may affect our business or operating results.
The Canada Transportation Act (“CTA”) contains shipper rate and service remedies, including final-offer arbitration, competitive line rates, and compulsory inter-switching.

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In Canada, legislation amending the CTA was passed and is now in effect as law in Bill C-11 and Bill C-8. These amendments include, but are not limited to, amendments concerning the grain revenue cap, commuter and passenger access, final offer arbitration, charges for ancillary services, and railway noise. The grain revenue cap is a cap imposed by Canadian federal law on the amount of revenue we may earn for the transportation of certain grain from western Canada to Vancouver for export or to Thunder Bay. During the quarter ended March 31, 2008, the Canadian Transportation Agency (the “Agency”) announced a Decision directing a downward adjustment of the railway maximum revenue entitlement for movement of regulated grain under the CTA, for the period from August 1, 2007 to July 31, 2008. The Company has applied to the Federal Court of Appeal and received leave to appeal the Decision and the Court has stayed the Agency Decision pending outcome of the appeal. The appeal was heard on October 15 and 16, 2008, and the decision is outstanding at this time. A provision considered adequate by management has been maintained for a prospective adjustment effective February 20, 2008. The retroactive component of this potential adjustment from August 1, 2007 to February 19, 2008, for which no provision has been made and which is estimated to be $23 million, is, among other issues in the Decision, not considered to be legally supportable. Noise complaints have been filed with the Agency, with some noise complaints resolved through mediation and others remaining unresolved. No assurance can be given as to the effect on CP of the provisions of Bill C-11 or C-8 or as to the content, timing or effect on CP of any anticipated additional legislation.
The FRA has jurisdiction over safety-related aspects of our railway operations in the US. State and local regulatory agencies may also exercise limited jurisdiction over certain safety and operational matters of local significance.
The commercial aspects of CP’s railway operations in the US are subject to regulation by the STB. The STB passed new rules for the imposition of fuel surcharges and has promulgated proposed new rules for the handling of disputes by small and medium shippers. It is too early to assess the possible impact on CP of such new rules, which are currently under judicial review, and any rules or regulation which might be forthcoming as a result of current STB reviews.
To mitigate statutory and regulatory impacts, we are actively and extensively engaged throughout the different levels of government and regulators, both directly and indirectly through industry associations, including the Association of American Railroads (“AAR”) and the Railway Association of Canada (“RAC”).
20.2.2 Security
We are subject to statutory and regulatory directives in the US that address security concerns. Because CP plays a critical role in the North American transportation system, our rail lines, facilities, and equipment, including rail cars carrying hazardous materials, could be direct targets or indirect casualties of terrorist attacks. Current proposed regulations by the Department of Transportation and the Department of Homeland Security include speed restrictions, chain of custody and security measures which could cause service degradation and higher costs for the transportation of hazardous materials, especially toxic inhalation materials. In addition, insurance premiums for some or all of our current coverage could increase significantly, or certain coverage may not be available to us in the future. While CP will continue to work closely with Canadian and US government agencies, future decisions by these agencies on security matters or decisions by the industry in response to security threats to the North American rail network could have a materially adverse effect on our business or operating results.
As we strive to ensure our customers have unlimited access to North American markets, we have taken the following steps to provide enhanced security and reduce the risks associated with the cross-border transportation of goods:
•	to strengthen the overall supply chain and border security, we are a certified carrier in voluntary customs programs, such as the Customs-Trade Partnership Against Terrorism and Partners in Protection;
•	to streamline clearances at the border, we have implemented several regulatory security frameworks that focus on the provision of advanced electronic cargo information and improved security technology at border crossings, including the implementation of Vehicle and Cargo Inspection System at five of our border crossings;
•	to strengthen railway security in North America, we signed a revised voluntary Memorandum of Understanding with Transport Canada and worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts seeking to restrict the routings and operational handlings of certain hazardous materials;
•	to reduce toxic inhalation risk in high threat urban areas, we are working with the Transportation Security Administration; and
•	to comply with new U.S. regulations, we will be completing annual route assessments to select and use the route posing the least overall safety and security risk.
20.3 Labour Relations
Certain of our union agreements are currently under renegotiation. We cannot guarantee these negotiations will be resolved in a timely manner or on favourable terms. Work stoppage may occur if the negotiations are not resolved, which could materially impact business or operating results.

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Agreements are in place with all seven bargaining units that represent our employees in Canada and 20 of 27 bargaining units that represent employees in our US operations. The following is a summary of the status of negotiations.
20.3.1 Canada
•	Bargaining is currently underway with the Teamsters Canada Rail Conference, Rail Canada Traffic Controllers, representing employees who control train traffic. Their current agreement extends to the end of 2008.
•	On January 26, 2008, CP and the Canadian Auto Workers (“CAW”), representing employees who maintain and repair locomotives and freight cars, reached a tentative three-year agreement extending through to the end of 2010. This agreement was ratified on February 15, 2008.
•	On December 5, 2007, CP and the Teamsters Canada Rail Conference (“TCRC-RTE”), which represents employees who operate trains, reached a tentative five-year agreement extending through the end of 2011. This agreement was ratified on February 13, 2008.
•	A three-year collective agreement with the Teamsters Canada Rail Conference (“TCRC-MWED”), which represents employees who maintain track infrastructure and perform capital programs, extends to the end of 2009.
•	A five-year collective agreement with the International Brotherhood of Electrical Workers, representing signal maintainers, extends to the end of 2009.
•	A four-year collective agreement with the Canadian Pacific Police Association, representing CP Police sergeants and constables, extends to the end of 2009.
•	A three-year agreement with the Steelworkers Union, representing intermodal operation and clerical employees extends to the end of 2009.
20.3.2 US
We are party to collective agreements with 14 bargaining units of our Soo Line Railroad Company (“Soo Line”) subsidiary and 13 bargaining units of our Delaware and Hudson Railway (“D&H”) subsidiary.
With respect to Soo Line, negotiations are underway with one bargaining unit representing track maintainers. Existing agreements extend through 2009 with the 13 bargaining units representing train service employees, car repair employees, locomotive engineers, train dispatchers, yard supervisors, clerks, machinists, boilermakers and blacksmiths, signal maintainers, electricians, sheet metal workers, mechanical laborers, and mechanical supervisors.
D&H has agreements in place with 7 unions representing locomotive engineers, train service employees, mechanical supervisors, mechanical labourers, machinists, police and yard supervisors. A tentative agreement covering track maintainers is currently in the negotiations process. Negotiations continue with the car repair employees, electricians, clerks, signal repair employees and engineering supervisors.
20.4 Financial risks
20.4.1 Pension Funding Status Volatility
Our main Canadian defined benefit pension plan can produce significant volatility in pension funding requirements, given the pension fund’s size, the differing drivers of the pension asset and liability values, and Canadian statutory pension funding requirements. CP has made several changes to the plan’s investment policy over the last several years to reduce this volatility, without increasing the expected long-term costs of maintaining this plan. These investment policy changes include: reducing the plan’s public equity markets exposure, with the funds redirected to less volatile Canadian commercial real estate and private market infrastructure; increasing the duration of the plan’s fixed income assets so as to better match the sensitivity of the plan’s liabilities to interest rate movements; and hedging approximately 50% of the plan’s foreign currency exposure.
20.5 General and Other Risks
There are factors and developments that are beyond the influence or control of the railway industry generally and CP specifically which may have a material adverse effect on our business or operating results. Our freight volumes and revenues are largely dependent upon the performance of the North American and global economies, which remains uncertain, and other factors affecting the volumes and patterns of international trade. We are also sensitive to factors including, but not limited to, natural disasters, security threats, weather, insect populations, commodity pricing, global supply and demand, and supply chain efficiency, as well as developments affecting North America’s agricultural, mining, forest products, consumer products, import/export and automotive sectors.
21.0 CRITICAL ACCOUNTING ESTIMATES
The development, selection and disclosure of these estimates, and this MD&A, have been reviewed by the Board of Directors’ Audit, Finance and Risk Management Committee, which is comprised entirely of independent directors.

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21.1 Environmental Liabilities
At September 30, 2008, the accrual for environmental remediation on our Consolidated Balance Sheet amounted to $104.0 million (September 30, 2007 — $106.7 million), of which the long-term portion amounting to $85.1 million (2007 — $86.5 million) was included in “Deferred liabilities” and the short-term portion amounting to $18.9 million (2007 — $20.2 million) was included in “Accounts payable and accrued liabilities”. Total payments were $3.0 million in the third quarter, and $6.7 million for the first nine months of 2008, compared with $3.0 million and $6.0 million for the same periods of 2007. The US dollar-denominated portion of the liability was affected by the change in FX, resulting in an increase in environmental liabilities of $2.3 million in third quarter 2008, and an increase of $3.8 million for the first nine months 2008 compared with a decrease of $3.9 million and $9.7 million for the same periods in 2007.
21.2 Pensions and Other Benefits
“Other assets and deferred charges” on our September 30, 2008 Consolidated Balance Sheet included prepaid pension costs of $1,147.4 million. Our Consolidated Balance Sheet also included $0.3 million in “Accounts payable and accrued liabilities” and $0.7 million in “Deferred liabilities” for pension obligations.
We included post-retirement benefits accruals of $217.9 million in “Deferred liabilities” and post-retirement benefits accruals of $19.0 million in “Accounts payable and accrued liabilities” on our September 30, 2008 Consolidated Balance Sheet.
Pension and post-retirement benefits expenses were included in “Compensation and benefits” on our September 30, 2008 Statement of Consolidated Income. Combined pension and post-retirement benefits expenses (excluding self-insured workers compensation and long-term disability benefits) were $22.3 million in the third quarter of 2008, and $61.3 million for the first nine months of 2008, compared with $16.7 million and $71.1 million for the same periods of 2007.
Pension expense consists of defined benefit pension expense plus defined contribution pension expense (equal to contributions). Pension expense was $11.3 million in the third quarter of 2008, and $33.1 million for the first nine months of 2008, compared with $16.6 million and $48.8 million for the same periods in 2007. Defined benefit pension expense was $10.6 million in the third quarter and $30.7 million in the first nine months of 2008, compared with $15.8 million and $46.3 million for the same periods in 2007. Defined contribution pension expense was $0.7 million in the third quarter and $2.4 million for the first nine months of 2008, compared with $0.8 million and $2.5 million for the same periods in 2007. Post-retirement benefits expense was $11.0 million in the third quarter and $28.2 million for the first nine months of 2008, compared with $0.1 million and $22.3 million for the same periods in 2007.
21.3 Property, Plant and Equipment
At September 30, 2008 accumulated depreciation was $5,455.9 million. Depreciation expense relating to properties amounted to $120.8 million in the third quarter of 2008, compared with $118.0 million for the same period of 2007. Depreciation expense related to properties amounted to $365.4 million in the first nine months of 2008, compared with $355.7 million for the same period of 2007.
Revisions to the estimated useful lives and net salvage projections for properties constitute a change in accounting estimate and we address these prospectively by amending depreciation rates. It is anticipated that there will be changes in the estimates of weighted average useful lives and net salvage for each property group as assets are acquired, used and retired. Substantial changes in either the useful lives of properties or the salvage assumptions could result in significant changes to depreciation expense. For example, if the estimated average life of road locomotives, our largest asset group, increased (or decreased) by 5%, annual depreciation expense would decrease (or increase) by approximately $3 million.
We review the carrying amounts of our properties when circumstances indicate that such carrying amounts may not be recoverable based on future undiscounted cash flows. When such properties are determined to be impaired, recorded asset values are revised to the fair value and an impairment loss is recognized.
Depreciation expense increased $2.8 million in the third quarter of 2008, and $9.7 million in the first nine months of 2008 primarily due to accelerated depreciation on certain software and to capital additions especially track and locomotives, and partially offset by reductions due to asset retirements.
21.4 Future Income Taxes
Future income tax expense totalling $29.9 million was included in income tax for the third quarter of 2008, and $57.8 million for the first nine months of 2008, compared with $72.1 million and $168.3 million of future tax expense for the same periods of 2007. The changes in future income tax for third quarter and first nine months of 2008 were primarily due to lower taxable income and tax rate changes implemented by provincial governments (discussed further in Section 10.5). At September 30, 2008, future income tax liabilities of $1,770.3 million were recorded as a long-term liability and comprised largely of temporary

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differences related to accounting for properties. Future income tax benefits of $59.1 million realizable within one year were recorded as a current asset.
21.5 Legal and Personal Injury Liabilities
Provisions for incidents, claims and litigation charged to income, which are included in “Purchased services and other” on our Statement of Consolidated Income, amounted to $20.1 million in the third quarter of 2008, and $57.8 million for the first nine months of the year compared with $12.2 million and $30.9 million for the same periods in 2007.
Accruals for incidents, claims and litigation, including Workers’ Compensation Board accruals, totalled $155.9 million, net of insurance recoveries, at September 30, 2008. The total accrual included $100.1 million in “Deferred liabilities” and $72.7 million in “Accounts payable and accrued liabilities”, offset by $12.0 million in “Other assets and deferred charges” and $4.9 million in “Accounts receivable”.
21.6 Canadian Third Party Asset-backed Commercial Paper
At September 30, 2008, ABCP has been valued at its estimated fair value (discussed further in Section 10.3). ABCP, at its estimated fair value of $72.7 million, was included in “Investments”. An estimated change in fair value of $21.5 million was recognized as a charge to income in “Change in estimated fair value of Canadian third party asset-backed commercial paper” in the third quarter of 2007. Further estimated changes in fair value of $21.3 million and $28.1 million were recognized as charges to income to the same account in the first quarter and third quarters of 2008, respectively.
Continuing uncertainties regarding the value of the assets which underlie the ABCP, the amount and timing of cash flows and the outcome of the restructuring process could give rise to a further material change in the value of the Company’s investment in ABCP which would impact the Company’s near term earnings.
22.0 SYSTEMS, PROCEDURES AND CONTROLS
The Company’s Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the US Securities Exchange Act of 1934 (as amended)) to ensure that material information relating to the Company is made known to them. The Chief Executive Officer and Chief Financial Officer have a process to evaluate these disclosure controls and are satisfied that they are adequate for ensuring that such material information is made known to them.
23.0 FORWARD-LOOKING INFORMATION
This MD&A, especially but not limited to this section, contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (US) and other relevant securities legislation relating but not limited to our operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as “anticipate”, “believe”, “expect”, “plan” or similar words suggesting future outcomes.
Readers are cautioned to not place undue reliance on forward-looking information because it is possible that we will not achieve predictions, forecasts, projections and other forms of forward-looking information. In addition, except as required by law, we undertake no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
By its nature, our forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: changes in business strategies; general North American and global economic and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; industry capacity; shifts in market demands; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; effects of changes in market conditions on the financial position of pension plans and liquidity of investments; various events that could disrupt operations, including severe weather conditions; security threats and governmental response to them; and technological changes.
There are more specific factors that could cause actual results to differ from those described in the forward-looking statements contained in this MD&A. These more specific factors are identified and discussed in Section 20.0 and elsewhere in this MD&A and Section 22.0 in our MD&A for the year ended December 31, 2007 with the particular forward-looking statement in question.

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23.1 2008 Financial Outlook
The following is the original 2008 guidance we provided in October 2007:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions

Total revenues	Increase of 4%-6%	Oct 29, 2007	• average crude oil prices of US $80 per barrel;
Total operating expenses	Increase of 3%-5%	Oct 29, 2007	• average FX rate of $1.00 per US dollar;
Adjusted Diluted EPS(1)	$4.70-$4.85	Oct 29, 2007	• North American economic (GDP) growth of 2.5%; and
Capital expenditures	$885-$895 million	Oct 29, 2007	• Tax rate of 29%-31%.
Free Cash(1)	In excess of $250 million	Oct 29, 2007

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.
23.1.1 2008 Q1 Guidance Updates
We subsequently revised certain of our 2008 guidance in April of 2008 as follows:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions

Total revenues	Increase of 4%-6%	Apr 21, 2008	• average crude oil prices of US $98 per barrel(2);
Total operating expenses	Increase of 6%-8%	Apr 21, 2008	• average all-in fuel cost of US $3.35 per US gallon(3);
Adjusted Diluted EPS(1)	$4.40-$4.60	Apr 21, 2008	• average FX rate of $1.00 per US dollar;
Capital expenditures	$885-$895 million	Apr 21, 2008	• US GDP growth of 1.2%(4);
Free Cash(1)	Approximately $200 million	Apr 21, 2008	• Canadian GDP growth of 1.6%(4); and
• Tax rate of 27%-29%(5).

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

(2)	This assumption had been revised to US $87 per barrel in our January 29, 2008 press release, and revised to US $98 per barrel in our April 22, 2008 press release.

(3)	This additional assumption was in our April 22, 2008 press release.

(4)	The North American GDP growth assumption had been revised in April of 2008 to reflect current economic conditions.

(5)	This assumption had been revised in our April 22, 2008 press release.
In our February 20, 2008 press release, our adjusted diluted EPS was revised downward to the range of $4.65 to $4.80. This was the result of the prospective application of the Canadian Transportation Agency’s adjustment to the grain revenue entitlement under the CTA (discussed further in Section 20.2.1).
In our April 22, 2008 press release, our guidance was updated as follows:
•	adjusted diluted EPS was revised to the range of $4.40 to $4.60;

•	total operating expenses was expected to increase by six to eight percent; and

•	free cash was expected to be approximately $200 million.
Our 2008 guidance was revised in April of 2008 to reflect:
•	the harsh weather conditions in the first quarter of 2008;

•	continued increase in fuel price; and

•	the ongoing economic uncertainty.
23.1.2 2008 Q2 Guidance Updates
We further revised certain of our 2008 guidance in July of 2008 as follows:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions

Total revenues	Increase of 6%-8%	July 21, 2008	• average crude oil prices of US $121 per barrel(2);
Total operating expenses	Increase of 11%-13%	July 21, 2008	• average all-in fuel cost of US $3.80 to $3.90 per US gallon(2);
Adjusted Diluted EPS(1)	$4.00-$4.20	July 21, 2008	• average FX rate of $1.00 per US dollar;
Capital expenditures	$885-$895 million	July 21, 2008	• US GDP growth of 1.6%(2);
Free Cash(1)	Approximately $150 million	July 21, 2008	• Canadian GDP growth of 1.2%(2); and
• Tax rate of 26%-27%(2).

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.

(2)	These assumptions have been revised subsequent to our April 22, 2008 press release.
The Company strives to mitigate the impact of any changes in WTI and crack margins through fuel recovery programs. However, these programs do not completely offset the changes in expense caused by changes in WTI and crack margins.
The approximate net annual impact on EPS of changes in WTI and crack margin given our current portfolio of freight contracts is as follows:
•	a change in WTI of US$2 per barrel impacts EPS by $0.01; and

•	a change in crack margins of US$1 per barrel impacts EPS by $0.02.
These sensitivities do not consider the impact of the lagged implementation of changes resulting in fuel surcharges from the

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timing of actual expenses incurred. This lag is due to regulatory notice requirements for rail price adjustments.
Our 2008 guidance was revised in July of 2008 to reflect the continued increase in fuel price and the ongoing economic uncertainty.
23.1.3 2008 Q3 Guidance Updates
We further revised certain of our 2008 guidance in October of 2008 as follows. The following is the most updated 2008 guidance we provided:

2008 Financial Outlook	Guidance	Date	Key 2008 Assumptions

Total revenues	Increase of 4%-6%	October 27, 2008	• average crude oil prices of US $105 per barrel;
Total operating expenses	Increase of 8%-10%	October 27, 2008	• average all-in fuel cost of US $3.40 to $3.50 per US gallon;
Adjusted Diluted EPS(1)	$4.00-$4.20	October 27, 2008	• average FX rate of $1.04 per US dollar;
Capital expenditures	$885-$895 million	October 27, 2008	• US GDP growth of 1.5%;
Free Cash(1)	Approximately $150 million	October 27, 2008	• Canadian GDP growth of 0.6%; and
• Tax rate of 26%-27%.

(1)	These earnings measures have no standardized meanings prescribed by Canadian GAAP and, therefore, are unlikely to be comparable to similar measures of other companies. These measures are discussed further in Section 6.0.
Our 2008 guidance was revised in October of 2008 to reflect the decrease in fuel price and the ongoing economic uncertainty.
The purpose of our guidance is to provide shareholders transparency with respect to management’s expectations of our operations and financial performance. Undue reliance should not be placed on this guidance and other forward-looking information for other purposes.

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24.0 GLOSSARY OF TERMS

“ABCP”	Canadian third party asset-backed commercial paper.

“Average train speed”	The average speed attained as a train travels between terminals, calculated by dividing the total train miles traveled by the total hours operated. This calculation does not include the travel time or the distance traveled by: i) trains used in or around CP’s yards; ii) passenger trains; and iii) trains used for repairing track. The calculation also does not include the time trains spend waiting in terminals.

“Car miles per car day”	The total car-miles for a period divided by the total number of active cars.

Total car-miles includes the distance travelled by every car on a revenue-producing train and a train used in or around our yards.

A car-day is assumed to equal one active car. An active car is a revenue-producing car that is generating costs to CP on an hourly or mileage basis. Excluded from this count are i) cars that are not on the track or are being stored; ii) cars that are in need of repair; iii) cars that are used to carry materials for track repair; iv) cars owned by customers that are on the customer’s tracks; and v) cars that are idle and waiting to be reclaimed by CP.

“Carloads”	Revenue-generating shipments of containers, trailers and freight cars.

“Casualty expenses”	Includes costs associated with personal injuries, freight and property damages, and environmental mishaps.

“CICA”	Canadian Institute of Chartered Accountants.

“CPRL”	Canadian Pacific Railway Limited.

“CP”, “the Company”	CPRL, CPRL and its subsidiaries, CPRL and one or more of its subsidiaries, or one or more of CPRL’s subsidiaries.

“Diluted EPS”	Calculated by dividing net income by the weighted average number of shares outstanding, adjusted for the dilutive effect of outstanding stock options, as calculated using the Treasury Stock Method. This method assumes options that have an exercise price below the market price of the shares are exercised and the proceeds are used to purchase common shares at the average market price during the period.

“Diluted EPS, before FX on LTD and other specified items”	A variation of the calculation of diluted EPS, which is calculated by dividing income, before FX on LTD and other specified items, by the weighted average number of shares outstanding, adjusted for outstanding stock options using the Treasury Stock Method, as described above under “Diluted EPS”. This measure is also referred to as adjusted diluted EPS.

“D&H”	Delaware and Hudson Railway Company, Inc., a wholly owned indirect US subsidiary of CPRL.

“DM&E”	Dakota, Minnesota & Eastern Railroad Corporation.

“EPS”	Earnings per share.

“Fluidity”	Obtaining more value from our existing assets and resources.

“Foreign Exchange” or “FX”	The value of the Canadian dollar relative to the US dollar (exclusive of any impact on market demand).

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“FRA”	US Federal Railroad Administration, a regulatory agency whose purpose is to promulgate and enforce rail safety regulations; administer railroad assistance programs; conduct research and development in support of improved railroad safety and national rail transportation policy; provide for the rehabilitation of Northeast Corridor rail passenger service; and consolidate government support of rail transportation activities.

“FRA personal injury rate per 200,000 employee-hours”	The number of personal injuries, multiplied by 200,000 and divided by total employee-hours. Personal injuries are defined as injuries that require employees to lose time away from work, modify their normal duties or obtain medical treatment beyond minor first aid. Employee-hours are the total hours worked, excluding vacation and sick time, by all employees, excluding contractors.

“FRA train accidents rate”	The number of train accidents, multiplied by 1,000,000 and divided by total train-miles. Train accidents included in this metric meet or exceed the FRA reporting threshold of US$8,500 in damage.

“Freight revenue per carload”	The amount of freight revenue earned for every carload moved, calculated by dividing the freight revenue for a commodity by the number of carloads of the commodity transported in the period.

“Freight revenue per RTM”	The amount of freight revenue earned for every RTM moved, calculated by dividing the total freight revenue by the total RTMs in the period.

“FX on LTD”	Foreign exchange gains and losses on long-term debt.

“GAAP”	Canadian generally accepted accounting principles.

“GTMs” or “gross ton-miles”	The movement of total train weight over a distance of one mile. Total train weight is comprised of the weight of the freight cars, their contents and any inactive locomotives. An increase in GTMs indicates additional workload.

“IOP”	Integrated Operating Plan, the foundation for our scheduled railway operations.

“LIBOR”	London Interbank Offered Rate.

“MD&A”	Management’s Discussion and Analysis.

“Number of active employees”	The number of actively employed workers during the last month of the period. This includes employees who are taking vacation and statutory holidays and other forms of short-term paid leave, and excludes individuals who have a continuing employment relationship with us but are not currently working.

“Operating income”	Calculated as revenues less operating expenses and is a common measure of profitability used by management.

“Operating ratio”	The ratio of total operating expenses to total revenues. A lower percentage normally indicates higher efficiency.

“Return on capital employed” or “ROCE”	Earnings before after-tax interest expense for the current quarter and the previous three quarters divided by average net debt plus equity.

“RTMs” or “revenue ton-miles”	The movement of one revenue-producing ton of freight over a distance of one mile.

“Soo Line”	Soo Line Railroad Company, a wholly owned indirect US subsidiary of CPRL.

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“STB”	US Surface Transportation Board, a regulatory agency with jurisdiction over railway rate and service issues and rail restructuring, including mergers and sales.

“Terminal dwell”	The average time a freight car resides at a specified terminal location. The timing starts with a train arriving in the terminal, a customer releasing the car to us, or a car arriving that is to be transferred to another railway. The timing ends when the train leaves, a customer receives the car from us or the freight car is transferred to another railway. Freight cars are excluded if: i) a train is moving through the terminal without stopping; ii) they are being stored at the terminal; iii) they are in need of repair; or iv) they are used in track repairs.

“US gallons of locomotive fuel consumed per 1,000 GTMs”	The total fuel consumed in freight and yard operations for every 1,000 GTMs traveled. This is calculated by dividing the total amount of fuel issued to our locomotives, excluding commuter and non-freight activities, by the total freight-related GTMs. The result indicates how efficiently we are using fuel.

“WCB”	Workers’ Compensation Board, a mutual insurance corporation providing workplace liability and disability insurance in Canada.

“WTI”	West Texas Intermediate, a commonly used index for the price of a barrel of crude oil.

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Suite 500 Gulf Canada Square
401 - 9th Avenue SW Calgary Alberta T2P 4Z4
www.cpr.ca                    TSX/NYSE: CP

CANADIAN PACIFIC RAILWAY LIMITED (“CPRL”)
Supplemental Financial Information (unaudited)
Exhibit to September 30, 2008 Consolidated Financial Statements
CONSOLIDATED EARNINGS COVERAGE RATIOS — MEDIUM TERM NOTES AND DEBT SECURITIES
The following ratios, based on the consolidated financial statements, are provided in connection with the continuous offering of medium term notes and debt securities by Canadian Pacific Railway Company, a wholly-owned subsidiary of CPRL, and are for the twelve month period then ended.

Twelve Months Ended September 30, 2008

Earnings Coverage on long-term debt
Before foreign exchange on long-term debt (1) (3)	4.3
After foreign exchange on long-term debt (2) (3)	4.3

Notes:

(1)	Earnings coverage is equal to income (before foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(2)	Earnings coverage is equal to income (after foreign exchange on long-term debt) before net interest expense and income tax expense divided by net interest expense on all debt.

(3)	The earnings coverage ratios have been calculated excluding carrying charges for the $248.4 million in long-term debt maturing within one year reflected as current liabilities in CPRL’s consolidated balance sheet as at September 30, 2008. If such long-term debt maturing within one year had been classified in their entirety as long-term debt for purposes of calculating earnings coverage ratios, the entire amount of the annual carrying charges for such long-term debt maturing within one year would have been reflected in the calculation of CPRL’s earnings coverage ratios. For the twelve-month period ended September 30, 2008, earnings coverage on long-term debt before foreign exchange on long—term debt and after foreign exchange on long-term debt would have been 4.1 and 4.1, respectively.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, F. J. Green, Chief Executive Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: October 28, 2008

Signed:	F. J. Green

F. J. Green
Chief Executive Officer

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS
I, K. B. McQuade, Chief Financial Officer of Canadian Pacific Railway Limited, certify that:
1.	I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Canadian Pacific Railway Limited (the issuer) for the interim period ending September 30, 2008;

2.	Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.	Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly represent in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:
(a)	designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)	designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and
5.	I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.
Date: October 28, 2008

Signed:	K. B. McQuade

K. B. McQuade
Chief Financial Officer